
11006389


COMMUNITY FIRST
BANCORPORATION

ANNUAL REPORT 2010

COMMUNITY FIRST BANCORPORATION
OCONEE COUNTY, SOUTH CAROLINA
ANDERSON COUNTY, SOUTH CAROLINA

COMMUNITY FIRST BANCORPORATION

2010 ANNUAL REPORT

Contents

Financial Highlights 2
President's Report to Shareholders 3
Financial Summary 4
Quarterly Financial Information 5
Cautionary Notice with Respect to Forward Looking Statements 5
Market for Common Stock and Dividends 6
Management's Discussion and Analysis of Financial Condition and Results of Operations 7
Management's Report on Internal Control Over Financial Reporting 30
Report of Independent Registered Public Accounting Firm 31
Consolidated Financial Statements 32
Board of Directors, Officers and Employees 60

Community First Bank Locations

Walhalla Office
3685 Blue Ridge Boulevard
Walhalla, South Carolina 29691
(864) 638-2105

Seneca Office
1600 Sandifer Boulevard
Seneca, South Carolina 29678
(864) 882-2575

Anderson Office
4002 Clemson Boulevard
Anderson, South Carolina 29621
(864) 222-2440

Williamston Office
208 East Main Street
Williamston, SC 29697
(864) 847-5109

Westminster Office
1101 East Main Street
Westminster, South Carolina 29693
(864) 647-9554

Seneca Bypass Office
449 Highway 123 Bypass
Seneca, SC 29678
(864) 886-0206

Highway 81 Anderson Office
2007 East Greenville Street
Anderson, South Carolina 29621
(864) 224-0178

About the Company

Community First Bancorporation (the "Company", "us", "we" and other such terms) is a bank holding company organized as a South Carolina corporation. Through its banking subsidiary, Community First Bank (the "Bank"), the Company provides a wide range of lending and deposit services and electronic, internet and telephone banking. Substantially all lending and deposit acquisition activities occur within the Company's local market areas in Oconee and Anderson counties of South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can best be accomplished by a locally-owned community bank. The Bank first commenced operations on March 12, 1990, and the Company was organized in 1997 to become the Bank's holding company under a plan approved by the Bank's shareholders. In 2009, the Company formed a subsidiary to hold certain troubled assets sold to it by the Bank.

Financial Highlights

(Dollars in thousands, except per common share)	December 31, 2010	2009	2008	Percent Change 2010/09	2009/08
Balance Sheet					
Total assets	**$ 505,759**	$ 492,898	$ 469,473	2.6%	5.0%
Loans	**256,834**	267,248	270,413	-3.9%	-1.2%
Securities	**175,758**	150,734	138,546	16.6%	8.8%
Total deposits	**445,310**	436,648	416,115	2.0%	4.9%
Shareholders' equity	**45,311**	44,818	39,928	1.1%	12.2%
For the Year					
Net interest income	**$ 13,287**	$ 12,068	$ 11,717	10.1%	3.0%
Provision for loan losses	**4,525**	4,355	4,550	3.9%	-4.3%
Noninterest income	**2,563**	2,718	2,495	-5.7%	8.9%
Noninterest expenses	**10,110**	9,249	8,067	9.3%	14.7%
Income tax expense	**102**	81	253	25.9%	-68.0%
Net income	**1,113**	1,101	1,342	1.1%	-18.0%
Net income available to common shareholders	**936**	1,101	1,342	-15.0%	-18.0%
Per common share (1)					
Net income, basic	**$ 0.24**	$ 0.28	$ 0.34	-14.3%	-17.6%
Net income, assuming dilution	**0.24**	0.28	0.33	-14.3%	-15.2%
Book value at year end	**11.40**	10.50	10.16	8.6%	3.3%
Financial Performance Ratios					
Return on average assets	**0.21%**	0.23%	0.31%		
Return on average equity	**2.40%**	2.64%	3.38%		
Asset Quality Ratios (2)					
Nonperforming loans to total loans	**6.36%**	5.19%	4.36%		
Allowance for loan losses times nonperforming loans	**0.4x**	0.4x	0.5x		
Net charge-offs to average total loans	**1.84%**	1.39%	0.64%		

(1) Adjusted to reflect 5% stock dividends effective December 16, 2010 and December 15, 2009.

(2) Nonperforming loans include nonaccrual loans and accruing loans 90 days or more past due.

President's Report to the Shareholders of Community First Bancorporation

The year 2010 continued to be one of the most difficult economic environments since the Great Depression. The past three years were the most challenging in our Company's history. Our Upstate market of South Carolina has dealt with high levels of unemployment, significant decreases in real estate values, and a sharp decline in commercial development. All of these conditions place enormous stress and strain on our customers.

Although we did not participate in the risky lending practices that led to the crash in real estate values and the current economic conditions, we have been and are affected by these conditions. Premiums for deposit insurance and the fixed costs of doing business continue to increase, driving up the total cost for banking services. Currently, we have historically high levels of past dues, nonperforming loans, and adversely risk graded loans. In addition, we are dealing with costly and administratively burdensome amounts of foreclosed properties.

Fortunately, our strong capital position provides us with the flexibility to conservatively manage our problem assets as we wait patiently for market conditions and real estate values to improve rather than participate in "fire sale" property pricing.

Recently, the news for South Carolina and our market area is more positive. There has been some improvement in the unemployment rate. This gives us hope, and we expect that the number of jobs will continue to increase. We believe that the toughest times are behind us, and we look for a more positive job market going forward. As our economy continues to recover from the financial and economic crisis, we look forward to an improving market in which to assist our customers in reaching their financial goals.

The Company's Board of Directors declared a 5% stock dividend in December 2010, the seventeenth consecutive year that we have declared a stock dividend. Remaining profitable in 2010 contributed to our ability to maintain this impressive record despite the industry-wide challenges, and more importantly, economic problems specific to our market areas. Your board takes pride in distributing this dividend and reaffirming their commitment to share the benefits of success with our shareholders during these difficult economic times.

We believe, that by staying true to our values and our mission, we will continue to position the bank for the opportunities ahead of us in 2011 and the future. We appreciate your support of our bank, and we renew our commitment to providing outstanding customer service and creating long-term shareholder value. We remain committed to our shareholders, employees, and our customers.

Respectfully,



Frederick D. Shepherd, Jr.
President and Chief Executive Officer

Financial Summary

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands, except per common share data)				
Financial Condition					
Securities	$ 175,758	$ 150,734	$ 138,546	$ 104,689	$ 109,082
Allowance for loan losses	5,756	6,052	5,475	2,574	2,242
Net loans (1)	251,078	261,196	264,938	241,557	200,724
Premises and equipment - net	8,170	8,470	8,655	8,622	7,937
Total assets	505,759	492,898	469,473	402,148	353,909
Noninterest bearing deposits	46,844	47,067	41,962	42,289	40,576
Interest bearing deposits	398,466	389,581	374,153	313,578	267,381
Total deposits	445,310	436,648	416,115	355,867	307,957
Total liabilities	460,448	448,080	429,545	364,237	320,694
Total shareholders' equity	45,311	44,818	39,928	37,911	33,215
Results of Operations					
Interest income	$ 21,840	$ 22,951	$ 24,551	$ 23,578	$ 19,600
Interest expense	8,553	10,883	12,834	13,230	10,385
Net interest income	13,287	12,068	11,717	10,348	9,215
Provision for loan losses	4,525	4,355	4,550	594	65
Net interest income after provision	8,762	7,713	7,167	9,754	9,150
Other income	2,563	2,718	2,495	2,206	2,154
Other expenses	10,110	9,249	8,067	7,132	6,752
Income before income taxes	1,215	1,182	1,595	4,828	4,552
Income tax expense	102	81	253	1,497	1,534
Net income	1,113	1,101	1,342	3,331	3,018
Deduction for dividends declared or accumulated on preferred stock and unavailable to common shareholders	(177)	-	-	-	-
Net income available to common shareholders	$ 936	$ 1,101	$ 1,342	$ 3,331	$ 3,018
Per Common Share Data (2)					
Net income, basic	$ 0.24	$ 0.28	$ 0.34	$ 0.88	$ 0.81
Net income, assuming dilution	0.24	0.28	0.33	0.83	0.75
Period end book value	10.62	10.50	10.16	9.85	8.82

(1) Excludes any loans held for sale.
(2) Per common share amounts have been retroactively adjusted to reflect 5% stock dividends effective December 16, 2010, December 15, 2009 and December 20, 2008, and a 10% stock dividend effective December 20, 2007.

Quarterly Financial Information (Unaudited)

	Years Ended December 31,							
	2010				2009			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per common share)							
Interest and dividend income	$ 5,155	$ 5,543	$ 5,616	$ 5,526	$ 5,577	$ 5,730	$ 5,861	$ 5,783
Interest expense	1,891	2,179	2,255	2,228	2,339	2,706	2,838	3,000
Net interest income	3,264	3,364	3,361	3,298	3,238	3,024	3,023	2,783
Provision for loan losses (1)	1,250	1,025	1,125	1,125	1,895	1,010	700	750
Net interest income after provision	2,014	2,339	2,236	2,173	1,343	2,014	2,323	2,033
Noninterest income	667	668	692	536	691	704	752	571
Noninterest expense	2,672	2,490	2,463	2,485	2,429	2,297	2,426	2,097
Income (loss) before income taxes	9	517	465	224	(395)	421	649	507
Provision for income taxes	(112)	131	66	17	(273)	101	160	93
Net income (loss)	121	386	399	207	(122)	320	489	414
Dividends declared or accrued on preferred stock	(39)	(39)	(40)	(59)	-	-	-	-
Net income available to common shareholders	$ 82	$ 347	$ 359	$ 148	$ (122)	$ 320	$ 489	$ 414
Net income per common share (2)								
Basic	$ 0.02	$ 0.09	$ 0.09	$ 0.04	$ (0.04)	$ 0.08	$ 0.13	$ 0.11
Diluted	0.02	0.09	0.09	0.04	(0.04)	0.08	0.13	0.11

(1) During the third and fourth quarters of 2009, management observed that economic activity in the Company's market areas had deteriorated significantly from observations made earlier in the year. Numerous factors led to those conclusions including higher amounts of past due and nonaccrual loans, reduced local sales of housing units, and increasing, or continuing high, numbers of layoffs and other unfavorable trends in unemployment statistics in the local area. Consequently, management reevaluated the adequacy of its allowance for loan losses and determined that significant increases were warranted in those periods.

(2) Per common share amounts have been retroactively adjusted to reflect a 5% stock dividend effective December 16, 2010.

CAUTIONARY NOTICE WITH RESPECT TO FORWARD LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the securities laws. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause its actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements.

All statements that are not historical facts are statements that could be "forward-looking statements." You can identify these forward-looking statements through the use of words such as "may," "will," "should," "could," "would," "expect," "anticipate," "assume, "indicate," "contemplate," "seek," "plan," "predict," "target," "potential," "believe," "intend," "estimate," "project," "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about the banking industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- future economic and business conditions;
- lack of sustained growth and disruptions in the economies of the Company's market areas;
- government monetary and fiscal policies;
- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer and/or the Internet;
- credit risks;
- higher than anticipated levels of defaults on loans;
- perceptions by depositors about the safety of their deposits;
- capital adequacy;
- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, including the value of collateral securing loans;
- ability to weather the current economic downturn;
- loss of consumer or investor confidence;
- availability of liquidity sources;
- the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations as part of these endeavors and the failure to achieve expected gains, revenue growth and/or expense savings from such endeavors;
- changes in laws and regulations, including tax, banking and securities laws and regulations;
- changes in the requirements of regulatory authorities;
- changes in accounting policies, rules and practices;
- cost and difficulty of implementing changes in technology or products;
- the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions and economic confidence; and
- other factors and information described in this report and in any of the other reports that we file with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. We have no obligation, and do not undertake, to update, revise or correct any of the forward-looking statements after the date of this report. We have expressed our expectations, beliefs and projections in good faith and believe they have a reasonable basis. However, there is no assurance that these expectations, beliefs or projections will result or be achieved or accomplished.

Market for Common Stock and Dividends

Trading in the Company's common stock is reported on the OTC Bulletin Board under the ticker symbol "CFOK.OB." The following table summarizes the range of high and low bid prices for our common stock as reported on the OTC Bulletin Board for each quarterly period of 2010 and 2009. Prices shown represent inter-dealer prices without retail markup, markdown or commissions, and may not represent actual transactions. Furthermore, trading in our stock is very limited. Per share prices in the table have been adjusted to reflect a 5% stock dividend effective December 16, 2010.

	2010		2009	
Quarter Ended	High	Low	High	Low
March 31	$ 7.21	$ 6.52	$ 9.52	$ 2.95
June 30	$ 7.05	$ 6.00	$ 7.14	$ 3.14
September 30	$ 6.40	$ 6.40	$ 10.48	$ 6.19
December 31	$ 5.95	$ 5.95	$ 7.62	$ 6.67

As of February 28, 2011, there were approximately 765 holders of record of our common stock, excluding individual participants in security position listings.

The Company has not declared or paid any cash dividends on its common stock since its inception. The Board of Directors declared 5% stock dividends effective December 16, 2010, December 15, 2009 and December 20, 2008, a 10% stock dividend effective December 20, 2007, and a 5% stock dividend effective December 18, 2006.

Our ability to declare and pay cash dividends is largely dependent upon the successful operation of the Bank and its ability to pay cash dividends to the Company and the ability of the Company to pay 5% cumulative dividends on the preferred stock issued in 2009. In addition, South Carolina banking regulations restrict the amount of cash dividends that can be paid by the Bank to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. Furthermore, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the banking subsidiary or the Company to be reduced below minimum capital requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community First Bancorporation and its wholly-owned subsidiaries, Community First Bank (the "Bank") and Upstate Resource Management, Inc., which are collectively referred to as "the Company", "our", "us", "we" and similar terms. This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report. Net income per common share and net income per common share, assuming dilution, have been adjusted to reflect 5% stock dividends effective December 16, 2010, December 15, 2009 and December 20, 2008. *Dollar amounts in this discussion and analysis are expressed in thousands, except per share amounts.*

During the two years ended December 31, 2010, both the national and local economies have been adversely affected by high delinquency and foreclosure rates of real estate loans, principally those related to residential real estate, and high levels of unemployment. December unemployment for Anderson County was 10.8%, 13.4% and 9.6% for 2010, 2009 and 2008, respectively and, for Oconee County, December unemployment was 11.1%, 14.6% and 10.6% for 2010, 2009 and 2008, respectively. By comparison, the national unemployment rate was 9.4%, 10.0% and 7.4% as of December 2010, 2009 and 2008, respectively. Unemployment statistics and other indicators of economic activity tend to be self-reinforcing as business owners and consumers use these measures to assess their current conditions and future prospects. Expectations of economic recovery currently indicate that a prolonged period will be required before "normal" levels of unemployment and other economic activity indicators are restored.

Nationally, 157 banks failed in 2010 compared with 140 bank failures in 2009. As of December 31, 2010, there were 884 banks on the FDIC's "problem bank" list compared with 702 at the end of 2009.

Pursuant to its implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "DFA"), the Federal Deposit Insurance Corporation ("FDIC"), which insures the Bank's deposits, increased deposit coverage to $250 for interest-bearing deposit accounts and in an unlimited amount for noninterest-bearing transaction accounts. That Act also included amendments broadening the assessment base for deposit insurance. We expect that our future expenses for deposit insurance will increase as a result of these changes.

Also evidencing concerns about the health of the financial industry, banks continue to be reluctant to engage in overnight lending arrangements with other financial institutions. The Bank continues to maintain its excess reserves in an interest-bearing account with the Federal Reserve Bank of Richmond and intends to continue to do so until interest rates on federal funds sold increase enough to compensate the Bank sufficiently for the incremental risks of those investments.

The Bank's management and other personnel continue to work diligently to assess the financial condition of loan customers and to maximize the amounts collected from nonaccrual and other distressed loans. During 2010, nonaccrual loans increased by $2,474, charge-offs totaled $4,961, and $6,211 was transferred from loans to foreclosed assets . During 2009, nonaccrual loans increased by $2,071, charge-offs totaled $3,886, and $6,382 was transferred from loans to foreclosed assets. Management will continue to monitor all aspects of the local economy, our loan customers, and the many factors that affect them for the foreseeable future.

During 2009, we established a new subsidiary, Upstate Resource Management, Inc., to acquire certain loans in process of foreclosure and foreclosed properties from the Bank. We expect to hold these properties until the local real estate markets improve. Management believes that there are, in some cases, potential longer-term advantages to holding some properties rather than selling them at current "distressed" levels.

Because of the level of attention required by loans previously made, the Bank recently has concentrated on purchasing investment securities, primarily those issued by government-sponsored enterprises, rather than investing more heavily in new loans. Even though investment securities earn interest at lower rates than loans, the administrative costs of such investments are lower and there are generally fewer risks of loss. In addition, those types of securities are generally eligible to be pledged to public depositors whose deposits are in excess of FDIC insurance limits, as required by law.

As of December 31, 2010, net deferred income tax assets totaled $2,233. We believe we will fully realize those benefits based on $1,635 of refundable income taxes available from carryback years and our projections of future taxable income over the next three years. Accordingly, no valuation allowance has been recorded against those assets. Analysis of our ability to realize deferred tax assets requires us to apply significant judgment and is inherently subjective because it requires the future occurrence of circumstances that cannot be predicted with certainty.

Deposit growth during 2010 totaled $8,662, an increase of 2.0% over the 2009 year-end amount. Deposit growth during 2009 was $20,533 or 4.9%, over the 2008 year-end amount. The Bank does not purchase brokered deposits but instead relies primarily on deposits obtained in the local market areas. These sources may be supplemented by limited amounts of relatively low-cost borrowings from the Federal Home Loan Bank of Atlanta to fund our lending and investing activities. Management believes that these practices impose prudent limits on the Bank's ability to extend credit and has proven to be an important contributing factor to the Bank's positive earnings performance over the past three years.

The Company's Board of Directors provided just over $3,000 of new capital to the Company by purchasing 3,150 shares of Series A preferred stock in December 2009.

Earnings Performance

2010 Compared with 2009

For the year ended December 31, 2010, we recorded net income of $1,113, a $12 increase from the amount earned during 2009. Net income per common share and net income per common share, assuming dilution were each $.24 for 2010, compared with $.28 each for 2009. Return on average assets and return on average equity were .21% and 2.40%, respectively, for 2010, compared with .23% and 2.64%, respectively, for 2009.

During 2010, we continued to be affected negatively by high levels of nonaccrual and other problem loans and by expenses related to the legal process of foreclosing on and obtaining title to collateral, primarily real estate, as well as other ongoing expenses associated with holding such property after it is acquired. Recent legislative and regulatory changes have increased our expenses related to deposit insurance and have restricted our ability to earn certain types of income, including overdraft and other fees. These changes are expected to make it more difficult for us to increase net income in the future.

The predominant effect of the ongoing low interest rate environment has been to decrease both interest income and interest expense. Over the 2008 – 2010 timeframe, our interest expenses have generally fallen more than our interest income. Consequently, net interest income has risen steadily during that period. Unfortunately, the increases in net interest income have not been sufficient to overcome the higher noninterest expenses mentioned previously.

We provided $4,525 for loan losses during 2010. This amount is in line with the amount provided in both 2009 and 2008. We expect that the provision for loan losses will remain at an elevated level during 2011 due to the high levels of impaired loans and potential problem loans held at the end of 2010. Impaired loans were 8.0% of total loans as of December 31, 2010, compared with 6.5% as of December 31, 2009. Potential problem loans as of December 31, 2010 totaled $17,366, or 6.8% of total loans, compared with $7,305, or 2.7% of total loans as of December 31, 2009.

2009 Compared with 2008

For the year ended December 31, 2009, the Company recorded net income of $1,101, a decrease of $241, or 18.0%, from net income of $1,342 for 2008. Net income per common share was $.28 for 2009, compared with $.34 for 2008. Net income per common share, assuming dilution was $.28 for 2009 and $.33 for 2008. Return on average assets was .23% for 2009 compared with .31% for 2008. Return on average shareholders' equity was 2.64% for 2009 compared with 3.38% for 2008.

The decrease in net income for 2009 was caused primarily by higher expenses for deposit insurance coverage, higher expenses for salaries and employee benefits, the continuing effects of low interest rates, which hindered the Company's ability to increase net interest margin, and higher amounts of nonaccrual and other problem loans that resulted in continuing high provisions for loan losses as well as higher legal and other expenses associated with acquiring and carrying foreclosed assets.

During 2009, the FDIC imposed both rate increases and special assessments that resulted in immediately-recognized increases in the amount of deposit insurance expense. For 2009, FDIC insurance expenses totaled $711, an increase of $523, or 278%, over the $188 of such expenses incurred for 2008. As long as the number of bank failures continues to increase, management expects that the assessment rate per dollar of insured deposits will continue to be under upward pressure.

Higher salaries and employee benefits resulted from normal salary increases among the Bank's staff and the addition or promotion of personnel to positions with higher levels of responsibility related to the management and resolution of problem loans.

During 2009, interest rates were maintained at low levels. Rates available for short-term investments, including for federal funds sold and for reserves held with Federal Reserve Banks, averaged in the .10% to .20% range. Accordingly, interest income realized from those holdings totaled just $50 for 2009 compared with $650 for 2008 when the average rates were approximately 2.45%. Rates earned on newly-issued investment securities and loans were similarly low. Furthermore, rates earned on variable rate loans that both used the prime rate as their index rate and had repricing dates in 2009 generally had lower rates during 2009. In all, interest income was $1,600 lower in 2009 than in 2008. The lower interest rates in 2009 also resulted in lower interest expenses for deposits. The average rate paid for deposits in 2009 was 90 basis points lower than for 2008 and interest expenses for deposits were $2,084 less in 2009 than in 2008. Interest expenses for borrowed funds were $133 higher in 2009 primarily because higher average volumes of such funding sources were utilized during 2009.

The provision for loan losses for 2009 was $195 less than for 2008. During 2009, management aggressively charged-off uncollectible loans, re-assessed the value of collateral associated with distressed loans, and foreclosed and repossessed collateral in order to enhance the Bank's ability to maximize the amount realizable from disposition of the properties. After taking those actions, nonaccrual loans at the end of 2009 were $13,870, an increase of $2,071 over the amount of such loans held as of the end of 2008.

Expenses to hold foreclosed assets increased to $132 for 2009 from $8 for 2008. Such expenses primarily include property taxes.

Net Interest Income

Net interest income, the difference between interest income earned and interest expense incurred, is the principal source of the Company's earnings. Net interest income is affected by changes in the levels of interest rates and by changes in the volume and mix of interest earning assets and interest bearing liabilities.

2010 Compared with 2009

Net interest income was $13,287 for 2010, an increase of $1,219, or 10.1%, over the amount for 2009. Both interest income and interest expense decreased. In both cases, the 2010 decrease was caused primarily by lower interest rates. For example, interest income on investments decreased by $601 in response to an 84 basis point decline in the rate earned and despite an increase of $21,834 in the related average amounts. While the average rate earned on loans in 2010 was substantially unchanged from the 2009 rate, a $10,210 decrease in the average amount of loans outstanding during 2010 had a significant detrimental effect on interest income on loans.

Notwithstanding an increase of $31,950, or 10.5% in 2010 average time deposits over the 2009 average amount, we reduced our interest expenses for deposits significantly during 2010. Interest rates for time deposits of $100 or more during 2010 were 79 basis points lower than for 2009 and interest rates paid for other time deposits were 108 basis points lower.

2009 Compared with 2008

Net interest income was $12,068 for 2009 compared with $11,717 for 2008. The $351 increase during 2009 resulted primarily from interest expenses declining more than interest income. The primary driver of lower interest expenses was an 86 basis point reduction in the average rate paid for average interest bearing liabilities. Rates paid for time deposits, the largest category of interest bearing liabilities, fell to 3.29% for 2009 from 4.29% for 2008. As a result of the decrease in rates, even though the average volume of time deposits increased by $44,087, interest expense for these deposits fell by $1,145. Rates paid for savings and interest bearing transaction accounts decreased by 97 and 115 basis points, respectively, and the average amounts of such deposits decreased by a total of $7,302. Interest expense for these deposits decreased by $939. Interest expense for borrowed funds increased by $133 in large part because the Company utilized such funding sources to a greater degree in 2009.

Similarly, interest income was lower for 2009 than for 2008. This resulted primarily from lower interest income on loans. Yields were lower for all categories of interest earning assets except tax-exempt securities in 2009. Loan yields were affected by several factors including Federal Reserve policies that kept interest rates at low levels throughout 2009, the effects of nonaccrual loans and loan charge-offs, repricing of variable rate loans at lower rates and some refinancing activity by borrowers seeking lower rates. Interest earned on federal funds sold and interest earning deposits due from banks was $50 for 2009, a decrease of $600 from 2008. The Bank maintained its excess reserves in an interest bearing account with the Federal Reserve throughout 2009, foregoing a nominal increase in the yield that might have been realized by participating in the sale of excess funds in the overnight federal funds market in exchange for the certainty of repayment by the Federal Reserve.

Average Balances, Yields and Rates

	Years Ended December 31,								
	2010			2009			2008		
	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates
	(Dollars in thousands)								
Assets									
Interest bearing deposits due from banks	$ 48,508	$ 118	0.24%	$ 20,906	$ 47	0.22%	$ 995	$ 18	1.81%
Taxable securities	159,608	5,016	3.14%	136,619	5,569	4.08%	100,395	4,808	4.79%
Tax-exempt securities (2)	18,757	763	4.07%	19,912	811	4.07%	20,699	833	4.02%
Federal funds sold	-	-	0.00%	1,981	3	0.15%	25,579	632	2.47%
Federal Home Loan Bank stock	1,262	4	0.32%	1,289	4	0.31%	1,053	48	4.56%
Loans (2) (3) (4)	262,120	15,939	6.08%	272,330	16,517	6.07%	259,055	18,212	7.03%
Total interest earning assets	490,255	21,840	4.45%	453,037	22,951	5.07%	407,776	24,551	6.02%
Cash and due from banks	1,940			5,598			8,913		
Allowance for loan losses	(6,177)			(5,461)			(3,038)		
Unrealized securities gains (losses)	2,640			1,432			(64)		
Premises and equipment	8,325			8,588			8,774		
Other assets	25,394			16,712			12,578		
Total assets	$ 522,377			$ 479,906			$ 434,939		
Liabilities and shareholders' equity									
Interest bearing deposits									
Interest bearing transaction accounts	$ 57,413	$ 320	0.56%	$ 54,202	$ 370	0.68%	$ 57,416	$ 1,049	1.83%
Savings	26,374	99	0.38%	21,093	80	0.38%	25,181	340	1.35%
Time deposits $100M and over	146,361	3,027	2.07%	131,115	3,752	2.86%	111,780	4,326	3.87%
Other time deposits	189,751	4,822	2.54%	173,047	6,268	3.62%	148,295	6,839	4.61%
Total interest bearing deposits	419,899	8,268	1.97%	379,457	10,470	2.76%	342,672	12,554	3.66%
Short-term borrowings	14	-	0.00%	437	47	10.76%	1,219	11	0.90%
Long-term debt	7,211	285	3.95%	9,463	366	3.87%	6,615	269	4.07%
Total interest bearing liabilities	427,124	8,553	2.00%	389,357	10,883	2.80%	350,506	12,834	3.66%
Noninterest bearing demand deposits	44,929			44,243			41,173		
Other liabilities	3,983			4,667			3,583		
Shareholders' equity	46,341			41,639			39,677		
Total liabilities and shareholders' equity	$ 522,377			$ 479,906			$ 434,939		
Interest rate spread (5)			2.45%			2.27%			2.36%
Net interest income and net yield on earning assets (6)		$ 13,287	2.71%		$ 12,068	2.66%		$ 11,717	2.87%
Interest free funds supporting earning assets (7)	$ 63,131			$ 63,680			$ 57,270		

(1) Average balances are computed on a daily basis.
(2) Income and yields on tax-exempt securities and loans have not been adjusted on a tax equivalent basis.
(3) Nonaccrual loans are included in the average loan balances and income on such loans generally is recognized on a cash basis.
(4) Includes immaterial amounts of loan fees.
(5) Total interest earning assets yield less the total interest bearing liabilities rate.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis," provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities (change in volume times prior period rate), and the rates earned and paid on such assets and liabilities (change in rate times prior period volume).

Volume and Rate Variance Analysis

	2010 Compared with 2009			2009 Compared with 2008		
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
	(Dollars in thousands)					
Interest bearing deposits due from banks	$ 67	$ 4	$ 71	$ 58	$ (29)	$ 29
Taxable securities	846	(1,399)	(553)	1,552	(791)	761
Tax-exempt securities	(47)	(1)	(48)	(32)	10	(22)
Federal funds sold	(3)	-	(3)	(312)	(317)	(629)
Federal Home Loan Bank stock	-	-	-	9	(53)	(44)
Loans	(621)	43	(578)	898	(2,593)	(1,695)
Total interest income	242	(1,353)	(1,111)	2,173	(3,773)	(1,600)
Interest bearing deposits						
Interest bearing transaction accounts	21	(71)	(50)	(56)	(623)	(679)
Savings	20	(1)	19	(48)	(212)	(260)
Time deposits $100M and over	401	(1,126)	(725)	670	(1,244)	(574)
Other time deposits	561	(2,007)	(1,446)	1,034	(1,605)	(571)
Short-term borrowings	(23)	(24)	(47)	(11)	47	36
Long-term debt	(89)	8	(81)	111	(14)	97
Total interest expense	891	(3,221)	(2,330)	1,700	(3,651)	(1,951)
Net interest income	$ (649)	$ 1,868	$ 1,219	$ 473	$ (122)	$ 351

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume variances.

Management currently is not able to predict with any significant degree of certainty either the direction or frequency of changes in interest rates that may occur during 2011. While management considers it more likely than not that any change in Federal Reserve policies during 2011 would lead to slightly higher interest rates, no catalyst for any immediate change in rates is currently evident.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets at the end of 2010 by $212,998, resulting in a cumulative gap ratio of .36. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2010 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates would ordinarily be expected to have a positive effect on net interest income and rising rates would ordinarily be expected to have a negative effect. However, if interest rates on other investment types increased sufficiently, the Company's large amount of interest bearing deposits due from banks, which consists of excess reserves held at the Federal Reserve, provides a ready source of funds that could be invested into those higher-yielding asset classes. By simultaneously limiting the magnitude of any increases in rates paid for deposits, the Company could mitigate or overcome the negative effects of the gap position indicated in the table.

The table, "Interest Sensitivity Analysis", reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Overnight federal funds sold are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval. These liabilities are subject to contractual arrangements that allow management to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates.

Interest Sensitivity Analysis

	December 31, 2010				
	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest earning assets					
Interest bearing deposits due from banks	$ 39,171	$ -	$ -	$ -	$ 39,171
Securities	369	632	36,672	138,085	175,758
Federal Home Loan Bank stock	1,363	-	-	-	1,363
Loans (1)	50,192	30,517	146,761	13,020	240,490
Total interest earning assets	91,095	31,149	183,433	151,105	$ 456,782
Interest bearing liabilities					
Interest bearing deposits					
Interest bearing transaction accounts	$ 65,655	$ -	$ -	$ -	$ 65,655
Savings	28,644	-	-	-	28,644
Time deposits $100M and over	44,320	53,272	32,653	-	130,245
Other time deposits	54,235	79,116	40,571	-	173,922
Short-term borrowings	5,000	-	-	-	5,000
Long-term debt	3,500	1,500	1,500	-	6,500
Total interest bearing liabilities	201,354	133,888	74,724	-	$ 409,966
Interest sensitivity gap	$ (110,259)	$ (102,739)	$ 108,709	$ 151,105	
Cumulative interest sensitivity gap	$ (110,259)	$ (212,998)	$ (104,289)	$ 46,816	
Gap ratio	0.45	0.23			
Cumulative gap ratio	0.45	0.36			

(1) Loans are net of nonaccruing loans totaling $16,344,000.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and its estimate of the related allowance for loan losses. Provisions for loan losses were $4,525, $4,355 and $4,550 for the years ended December 31, 2010, 2009 and 2008, respectively. Over the last three years, our nonaccrual, past due and other potential problem loans have been at levels we had not previously experienced. We began to notice some signs of deterioration in the local real estate market in the first quarter of 2008 and the rate of deterioration was gradual through the first three quarters of that year. However, during the fourth quarter of 2008, the rate of deterioration increased significantly and the resulting distressed real estate values continue as of December 31, 2010.

We are monitoring these conditions closely and continue to work with our customers in an effort to collect or recover the maximum amounts possible. When we determine that repayment of an impaired loan is dependent solely on the liquidation of its collateral, management assesses the value of the collateral using independent appraisers, or through other market-based measures, and, if the loan's carrying amount is more than the value so determined, a portion of the loan is charged-off, such that the recorded investment in the loan does not exceed the fair value of the collateral.

During 2010, we charged off $4,961, an increase of $1,075, or 27.7%, over the amount charged-off during 2009. During 2009, the Company charged-off $3,886 which was an increase of $2,220, or 133.3%, over the amount charged-off during 2008. Recoveries of charge-offs have not been significant.

See "Impaired Loans," "Potential Problem Loans," "Allowance for Loan Losses" and "The Application of Critical Accounting Policies" for further information and a discussion of the methodology used and factors considered by management in its estimate of the allowance for loan losses.

Other Income

Other income for 2010 was $2,563, a decrease of $155, or 5.7%, from the 2009 amount. Service charges on deposit accounts for 2010 were $1,244, a decrease of $163, or 11.6% primarily due to new regulations that restricted our ability to impose overdraft fees. During 2009, we sold securities and realized gains of $90; we had no such activity during 2010. Fees on debit card transactions for 2010 increased by $90, or 16.6%, above the 2009 level.

Other income for 2009 was $2,718, an increase of $223, or 8.9%, over the 2008 amount. Mortgage brokerage income increased by $152 over the prior year amount due to increased activity. For these lending transactions, the Bank contracts with an unrelated financial institution to provide certain services as the other bank's agent. The Bank takes the borrower's application, obtains the credit report and other supporting documentation and forwards them to the other institution which makes the credit decision and funds any resulting loan. During 2009, gains on the sale of investment securities were $90 compared with losses of $3 in 2008.

Other Expenses

2010 Compared with 2009

Noninterest expense for 2010 totaled $10,110 compared with $9,249 for 2009. FDIC insurance expense for 2010 was $1,099, an increase of $388, or 54.6%, over the 2009 amount. These expenses increased primarily due to higher amounts of assessable deposits and the ongoing effects of the special assessment imposed during 2009. Going forward, higher future deposit insurance assessments may result from recent legislative changes have changed the way that deposit insurance assessments are calculated. In general, the assessment base will broaden from being based on deposit amounts to being based on a modified measure of total assets.

Expenses for professional services increased to $616 for 2010 from $390 for 2009 due to increased loan collection efforts and foreclosure activity. Expenses of foreclosed assets increased to $307 for 2010 from $132 for 2009, primarily due to higher amounts of insurance, homeowners association dues, and repairs related to those properties.

Management expects expenses related to problem loan management, foreclosed properties, and professional services will continue to be higher than normal until there is a significant turn-around in economic activity at the local level. Likewise, expenses related to deposit insurance are not expected to decrease in the foreseeable future.

2009 Compared with 2008

Noninterest expense for 2009 totaled $9,249 compared with $8,067 for 2008. FDIC insurance assessments increased by $523, salaries and employee benefits increased by $394, professional services expenses increased by $99, and expenses related to foreclosed assets increased by $124.

FDIC insurance expenses increased because the FDIC is required to maintain its reserves at specified levels relative to insured deposits. When those reserve levels are not maintained, the FDIC must increase the assessments charged to insured depository institutions in order to replenish the reserves. During 2009, the FDIC increased the amount of its base assessment and imposed a special assessment, both of which produced immediate and substantial increases in the amounts of deposit insurance expense. In addition, at the end of 2009, the FDIC required insured institutions to prepay an estimate of their insurance assessments that would have been payable for the next three years. While not currently included in expenses, the prepaid assessment amount eliminated the Bank's ability to earn interest income on those funds.

Salaries and employee benefits increased due to normal salary increases granted from time to time and because additional and some pre-existing personnel were given additional responsibilities to provide oversight and loss-mitigation measures related to nonaccrual and other problem loans. Weakness in the local economy and the resulting deterioration in the Bank's credit quality metrics have required the Bank's management to employ relatively more resources to manage loans and related customer relationships, including obtaining and analyzing updated financial information, visiting and interviewing customers, and interpreting economic and other data about various aspects of the local market areas. To offset some of the effects of those efforts, however, management has allowed some vacant positions to remain unfilled, such that the number of full-time equivalent employees was reduced to 82 as of December 31, 2009, compared with 91 as of December 31, 2008.

Expenses for professional services and expenses related to foreclosed assets both increased due to higher levels of such activities. Twenty-five loans totaling $6,382 were transferred to foreclosed assets during 2009, compared with $706 transferred in 2008.

Management expects expenses related to problem loan management, foreclosed properties, and professional services will continue to be higher than historical levels until there is a significant turn-around in economic activity at the local level. Likewise, expenses related to deposit insurance are not expected to decrease in the foreseeable future.

Income Taxes

Income tax expense was $102 for 2010, an increase of $21 from the 2009 amount. This increase resulted from a slightly higher amount of taxable income in 2010.

Income tax expense for 2009 was $81, a decrease of $172 from the 2008 amount, primarily due to a decrease of $413 in income before income taxes.

The effective income tax rates (income tax expense divided by income before income taxes) were 8.4% for 2010, 6.9% for 2009 and 15.9% for 2008. For 2010, 2009 and 2008, income from tax-exempt investment securities and nontaxable increases in the value of life insurance contracts were approximately 94%, 100% and 76% of income before income taxes, respectively.

Securities

The following table summarizes the carrying value amounts of securities we held at each of the dates indicated.

Securities Portfolio Composition

		December 31,	
	2010	2009	2008
		(Dollars in thousands)	
Available-for-sale			
Mortgage-backed securities issued by US Government agencies	$ 1,180	$ 1,475	$ 1,829
Government-sponsored enterprises (GSEs)	129,860	86,963	63,981
Mortgage-backed securities issued by GSEs	21,128	33,702	41,357
State, county and municipal	17,201	19,570	19,469
Total available-for-sale	169,369	141,710	126,636
Held-to-maturity			
Mortgage-backed securities issued by GSEs	6,389	9,024	11,910
Total securities	$ 175,758	$ 150,734	$ 138,546

The following table presents maturities and weighted average yields of securities at December 31, 2010. Yields on tax-exempt state, county and municipal obligations have not been computed on a taxable-equivalent basis.

Securities Portfolio Maturities and Yields

	December 31, 2010									
	Within One Year		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Mortgage-backed securities issued by US Government agencies (1)	$ -	0.00%	$ -	0.00%	$ 1,180	4.31%	$ -	0.00%	$ 1,180	4.31%
Government-sponsored enterprises (GSEs)	-	0.00%	34,990	1.69%	49,501	2.19%	45,369	3.17%	129,860	2.40%
Mortgage-backed securities issued by GSEs (1)	703	3.92%	1,148	3.75%	6,646	4.61%	19,020	4.41%	27,517	4.42%
State, county and municipal	-	0.00%	534	3.96%	4,261	4.08%	12,406	4.09%	17,201	4.08%
Total	$ 703	3.92%	$ 36,672	1.79%	$ 61,588	2.62%	$ 76,795	3.63%	$ 175,758	2.89%

(1) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

Government-sponsored enterprises ("GSEs") are agencies and corporations established by the U.S. Government, including, among others, the Federal Home Loan Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Federal Farm Credit Banks. Securities issued by these enterprises are not obligations of the U.S. Government and are not backed by the full faith and credit of the U.S. Government or otherwise guaranteed by the U.S. Government. Evidencing the quality of the issuers, however, these securities generally are eligible to be used as security for public deposits of the U.S. Treasury, government agencies and corporations, and states and other political subdivisions, and may be used as collateral to secure borrowings from the Federal Reserve Bank's Discount Window. As of December 31, 2010, securities with a carrying value of $50,037 were pledged to secure public deposits.

On an ongoing basis, management may assign securities upon purchase into one of three categories (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2010, we did not sell any securities. During 2009, the Company realized net gains of $90 on sales of securities. During 2008, the Company realized net losses of $3 on such sales. No transfers of available-for-sale or held-to-maturity securities to other categories were made in any of the years 2008 through 2010.

During 2010, we continued to increase the amount of securities held, especially securities issued by GSEs. Investments in securities, especially high-quality securities, mitigate the degree of credit risk to which we are exposed on an overall basis while also allowing us to earn an acceptable yield. We invested significantly more in direct financing securities of GSEs during 2010 while decreasing the amounts of mortgage-backed securities held.

With interest rates continuing to be maintained at historically low levels, however, the yield we earn on investment securities has declined steadily over the past three years. The average yield on our securities portfolio was 2.89% as of December 31, 2010 compared with 3.91% as of December 31, 2009 and 4.79% as of December 31, 2008.

During 2010, we shortened the maturity structure of our securities portfolio by investing primarily in securities with maturities of 1-5 years. As of December 31, 2010, our securities portfolio contained $36,672 of securities maturing in that timeframe, compared with $14,335 as of December 31, 2009. Most recently issued securities contain provisions that allow the issuer to redeem a security prior to its maturity date, usually without penalty. These provisions are used by the issuers to lower their interest costs when interest rates fall below the levels existing at the time the securities were issued. Such provisions have proved to be highly beneficial to the issuers over the past few years. Those provisions work to our detriment, however, by increasing portfolio turnover and generally forcing us to accept lower rates upon reinvestment of the redemption proceeds.

The value of a security is determined by its perceived quality, its stated interest rate, and the length of time until its maturity. We believe that, if market interest rates increase significantly, it is likely that the fair value of the securities we hold could decrease significantly. By shifting the structure of our portfolio toward a shorter average maturity, we believe we can mitigate, but not eliminate, those effects.

The investment portfolio increased by $12,188 in 2009 from the 2008 year-end amount. The Company invested significant amounts in mortgage-backed securities issued by GSEs and other GSE securities, increasing these categories by $12,441 over the prior year amounts. Yields associated with these securities at the time of their purchase were generally superior to yields available for other categories of securities with similar expected lives and the Company's management believed that, because these types of securities are held worldwide, there was no more than a remote probability that the U.S. Government would fail to provide a commitment to repay these obligations.

All mortgage-backed securities held by the Company in 2010 and 2009 were issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, or the Government National Mortgage Association.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no concentrations of loans in any particular individual, industry or groups of related individuals or industries, and there are no foreign loans. The Company's loan portfolio is, however, dependent upon economic and other factors that affect its local market area, and a substantial portion of the loan portfolio consists of loans to local borrowers and is secured by local real estate.

The amounts of loans outstanding as of the end of each of the last five years, and the percentage of each category to total loans, are shown in the following tables according to type of loan:

Loan Portfolio Composition

	December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Commercial, financial and industrial					
Commercial and industrial	$ 20,351	$ 21,511	$ 21,372	$ 22,042	$ 22,268
Purchasing or carrying securities	123	1,598	1,815	1,823	2,000
Real estate - construction	23,730	29,439	30,451	2,201	1,982
Real estate - mortgage					
1-4 family residential	103,010	108,293	109,153	131,944	98,708
Multifamily (5 or more) residential	2,414	2,899	66	2,421	1,900
Nonfarm, nonresidential	82,516	73,282	73,450	50,833	47,337
Consumer installment					
Credit card and checking credit	1,630	1,643	1,517	1,407	1,334
Other	23,060	28,583	32,589	31,460	27,437
Total loans	$256,834	$267,248	$270,413	$244,131	$202,966

Percentage Loan Portfolio Composition

	December 31,				
	2010	2009	2008	2007	2006
Commercial, financial and industrial					
Commercial and industrial	7.9%	8.0%	7.9%	9.0%	11.0%
Purchasing or carrying securities	0.0%	0.6%	0.7%	0.8%	1.0%
Real estate - construction	9.3%	11.0%	11.2%	0.9%	1.0%
Real estate - mortgage					
1-4 family residential	40.1%	40.5%	40.4%	54.0%	48.6%
Multifamily (5 or more) residential	0.9%	1.1%	0.0%	1.0%	0.9%
Nonfarm, nonresidential	32.2%	27.5%	27.2%	20.8%	23.3%
Consumer installment					
Credit card and checking credit	0.6%	0.6%	0.6%	0.6%	0.7%
Other	9.0%	10.7%	12.0%	12.9%	13.5%
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies and practices designed to control both the types and amounts of risks assumed, and to minimize losses. Such policies and practices include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Total loans decreased by $10,414, or 3.9%, during 2010 after decreasing by $3,165, or 1.2%, during 2009. Lower loan demand and relatively high levels of charge-offs and foreclosures contributed to the decreases in those periods. We increased the amount of loans secured by mortgages on commercial properties by $9,234 during 2010, or from 27.5% of loans to 32.2% of loans, during 2010. This increase resulted from our ability to offer attractive rates to several churches and a private educational institution who were seeking the opportunity to refinance their debts that previously were held at other financial institutions.

During 2008, due to regulatory requirements, we made certain changes in the way that we categorize loans, including the 1-4 family residential sub-category of the Real estate - mortgage grouping, the Real estate - construction category, and the non-farm, non-residential loan category. Accordingly, the categories shown for 2008 and subsequent years are not in all cases directly comparable to amounts reported in years prior to 2008.

Commercial and industrial loans primarily represent loans to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. During 2010, commercial and industrial loans decreased by $1,160, or 5.4%, compared with an increase of $139, or 0.7%, during 2009. Loans mainly for business and investment purposes that are secured by real estate (nonfarm, nonresidential) increased by $9,234, or 12.6%, in 2010 compared with a decrease of $168, or .2%, in 2009. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a borrower's cash flows and other financial information is generally required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-value ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds. The amount of such loans decreased by $5,709, or 19.4%, during 2010, primarily because there is no demand for new housing locally at this time.

Loans secured by residential real estate mortgages comprised approximately 41% and 42% of the Company's loan portfolio at the end of 2010 and 2009, respectively. Real estate mortgage loans, excluding construction loans, of all types totaled $187,940 at the end of 2010 and $184,474 at the end of 2009. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily home loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential real estate loans are secured by business and commercial properties with loan-to-value ratios generally limited to 70%. As of December 31, 2010, loans secured by owner-occupied business and commercial properties totaled $66,731 compared with $58,584 of such loans as of December 31, 2009. There were loans secured by non-owner-occupied business and commercial properties totaling $15,785 and $14,698 as of December 31, 2010 and December 31, 2009, respectively. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment. The Company does not originate high-risk mortgage loans such as so-called option ARMs, nor does it originate loans with high loan-to-value ratios without requiring the purchaser to obtain private mortgage insurance. The Company also does not originate loans with fixed monthly payment amounts that are less than the interest accrued on the loan, or loans with low initial monthly payments that increase to much higher levels at some future time.

Real estate values in the Company's market areas, particularly residential real properties, began to show some signs of weakness beginning in the first quarter of 2008 and have deteriorated further since that time. The deterioration in the local real estate market was slow at first and accelerated during the third and fourth quarters of 2008 and throughout 2009. During 2010, real estate values were volatile, but remained at depressed levels, especially in the areas around local lakes. Higher foreclosure rates, higher than normal unemployment and other factors resulted in lower demand for home purchases and have driven down property values. While lower property values do not directly cause defaults by borrowers other than home builders, they do reduce the likelihood that either a defaulting borrower or a foreclosing bank will receive enough from the sale of the property to repay the loan in full.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of our loans, by type, as of December 31, 2010, as well as the type of interest requirement on such loans.

	December 31, 2010			
	Due in One Year or Less	Due after One through Five Years	Due after Five Years	Total
	(Dollars in thousands)			
Commercial, financial and industrial	$ 9,541	$ 10,044	$ 889	$ 20,474
Real estate - construction	14,101	8,068	1,561	23,730
Real estate - mortgage	37,665	103,840	46,435	187,940
Consumer installment	6,646	16,204	1,840	24,690
Total loans	$ 67,953	$ 138,156	$ 50,725	$ 256,834
Maturity greater than one year:				
Predetermined rate				$ 142,895
Variable rate				$ 45,986

The amount of variable rate loans held as of December 31, 2010 represents 23.0% of loans compared with 19.2% of loans as of December 31, 2009. Having a larger percentage of loans indexed to variable rates will allow us to increase the yield on loans more quickly if market rates increase.

Impaired Loans

Impaired loans are those loans on which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans and loans which are 90 days or more delinquent as to principal or interest payments. Other impaired loans are loans that management has identified as impaired through the Company's internal loan review process based on other criteria, including the borrowers' deteriorated financial condition, lower collateral values associated with loans that are collateral dependent, and other specific factors. The Company had no loans accounted for as troubled debt restructurings in the past five years. Following is a summary of the Company's impaired loans:

Impaired Loans

	December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Nonaccrual loans	$ 16,344	$ 13,870	$ 11,799	$ 625	$ 50
Accruing loans 90 days or more past due	-	-	-	-	-
Other	4,175	3,478	-	-	-
Total	$ 20,519	$ 17,348	$ 11,799	$ 625	$ 50
Percent of total loans	8.0%	6.5%	4.4%	0.3%	0.0%

When an impaired loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

The amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms for 2010 approximated $1,167. The amount of such income for 2009 and 2008 was approximately $781 and $821, respectively and for prior years, such amounts were immaterial. The amount of interest income on nonaccrual loans that was included in interest income for 2010 was $164, compared with $72 for 2009, and $480 for 2008. For prior years, the amounts of such income were not material.

As of December 31, 2010, nonaccrual loans totaling $15,005, or 92% of such loans, were secured by real estate compared with $12,624, or 91% of such loans, as of December 31, 2009.

As of December 31, 2010, there were no irrevocable commitments to lend additional funds to debtors owing amounts on nonaccrual loans.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans that are not included in impaired loans. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. The total amount of loans outstanding at December 31, 2010 determined by management to be potential problem loans was $17,366, an increase of $10,061 from the $7,305 of such loans as of December 31, 2009. While this amount does not represent management's estimate of potential losses since a large proportion of such loans is secured by various types of collateral, the significant increase in the amount does indicate that there may yet be a significant increase in the amount of loans that are reported as impaired loans in the future. The following table presents the dollar amounts and percentages of potential problem loans secured by various types of collateral. The net realizable value of the collateral in any given case may be less than the amount due on the loan.

	December 31, 2010	
	Amount	%
	(Dollars in thousands)	
Real estate mortgage	$ 15,364	88.5%
Vehicles	602	3.5%
Mobile homes	230	1.3%
Other	762	4.4%
Unsecured	408	2.3%
Total	$ 17,366	100.0%

Allowance for Loan Losses

The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense. See "The Application of Critical Accounting Policies" for further discussion of the factors and procedures used by management in estimating the allowance for loan losses.

Summary of Loan Loss Experience

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Total loans outstanding at end of period	$ 256,834	$ 267,248	$ 270,413	$ 244,131	$ 202,966
Average amount of loans outstanding	262,120	272,330	259,055	224,353	184,032
Balance of allowance for loan losses - beginning	$ 6,052	$ 5,475	$ 2,574	$ 2,242	$ 2,266
Loans charged off					
Commercial and industrial	327	846	652	88	13
Real estate - mortgage	3,932	1,866	667	13	6
Consumer installment	702	1,174	347	191	115
Total charge-offs	4,961	3,886	1,666	292	134
Recoveries of loans previously charged off					
Commercial and industrial	3	6	5	-	-
Real estate - mortgage	26	-	-	-	31
Consumer installment	111	102	12	30	14
Total recoveries	140	108	17	30	45
Net charge-offs	4,821	3,778	1,649	262	89
Additions to allowance charged to expense	4,525	4,355	4,550	594	65
Balance of allowance for loan losses - ending	$ 5,756	$ 6,052	$ 5,475	$ 2,574	$ 2,242
Ratios					
Net charge-offs to average loans	1.84%	1.39%	0.64%	0.12%	0.05%
Net charge-offs to loans at end of period	1.88%	1.41%	0.61%	0.11%	0.04%
Allowance for loan losses to average loans	2.20%	2.22%	2.11%	1.15%	1.22%
Allowance for loan losses to loans at end of period	2.24%	2.26%	2.02%	1.05%	1.10%
Net charge-offs to allowance for loan losses	83.76%	62.43%	30.12%	10.18%	3.97%
Net charge-offs to provision for loan losses	106.54%	86.75%	36.24%	44.11%	136.92%

Deposits

The average amounts and percentage composition of deposits held by the Company for the years ended December 31, 2010, 2009 and 2008, are summarized below:

Average Deposits

	Years Ended December 31,					
	2010		2009		2008	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Noninterest bearing demand	$ 44,929	9.7%	$ 44,243	10.4%	$ 41,173	10.7%
Interest bearing transaction accounts	57,413	12.3%	54,202	12.8%	57,416	15.0%
Savings	26,374	5.7%	21,093	5.0%	25,181	6.6%
Time deposits $100 and over	146,361	31.5%	131,115	31.0%	111,780	29.1%
Other time deposits	189,751	40.8%	173,047	40.8%	148,295	38.6%
Total deposits	$464,828	100.0%	$423,700	100.0%	$383,845	100.0%

As of December 31, 2010, time deposits of $100 or more totaled $130,245. Approximately $44,099 mature within three months, $25,443 mature over three through six months, $27,830 mature over six through twelve months and $32,873 mature after one year. The amount of such deposits maturing after one year is substantially unchanged from the amount as of December 31, 2009. As of December 31, 2010, approximately $30,191 of time deposits of $100 or more represented deposits of local governmental entities compared with $24,365 at the end of 2009. It is a common industry practice not to consider time deposits of $100 or more as core deposits since their retention can be influenced heavily by rates offered. Therefore, such deposits have the characteristics of shorter-term purchased funds. Certificates of deposit $100 and over require that the Company achieve and maintain an appropriate matching of maturity distributions and a diversification of sources to achieve an appropriate level of liquidity. Because of recent changes in deposit insurance limits to $250 per depositor, we expect that the amount at which deposits are considered to be non-core will increase to the match the new insurance limits. The Company has never purchased brokered deposits.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per common share divided by net income per common share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Years Ended December 31,		
	2010	2009	2008
Return on assets	0.21%	0.23%	0.31%
Return on equity	2.40%	2.64%	3.38%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to assets ratio	8.87%	8.68%	9.12%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which are convertible immediately into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being on the ability to obtain deposits within the Company's market areas. Core deposits (total deposits less time deposits of $100 and over) provide a relatively stable funding base, and the average of these deposits represented 61.0% of average total assets during both 2010 and 2009. Deposits of several local governmental entities comprised approximately 11% and 12% of total deposits at the end of 2010 and 2009, respectively. Because of the potentially volatile nature of this funding source, the Bank maintains membership in the Federal Home Loan Bank of Atlanta (the "FHLB") in order to gain access to its credit programs. As of December 31, 2010, the Bank had borrowed $11,500 from the FHLB and was eligible to borrow up to an additional $30,840. Such borrowings may be secured by a lien on its investment in FHLB stock, the Bank's unencumbered holdings of securities issued by the FHLB, and certain first mortgage residential loans held. The amount of eligible mortgage-related collateral instruments remaining available as of December 31, 2010 to secure any additional FHLB borrowings totaled approximately $1,156. The amount of the Bank's unencumbered investment securities issued by the FHLB was approximately $28,321 as of December 31, 2010 and the amount of the Bank's holdings of FHLB stock was $1,363. The Bank has no available short-term lines of credit to purchase federal funds from unrelated correspondent institutions.

The Bank has been approved by the Federal Reserve Bank of Richmond ("FRB") to have immediate access to the FRB's Discount Window. Access to this facility allows the Bank to obtain funds on short notice by pledging eligible securities to the FRB to secure amounts borrowed. The Bank obtained access to this facility to diversify and strengthen the financial position of available funding sources.

Asset liquidity is provided from several sources, including amounts due from banks, securities available-for-sale and funds available from maturing loans and paydowns of mortgage-backed securities.

The Company's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the subsidiary bank and its ability to pay cash dividends to the Company. Any of the Bank's cash dividends in excess of the amount of the subsidiary's current year-to-date earnings ($1,236 at December 31, 2010) are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory requirements. In 2010, 2009 and 2008, the Company received no cash dividends from its banking subsidiary. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the Company are also restricted.

Management believes that, by offering attractive interest rates for deposits and by providing outstanding customer service, the Company and the Bank will continue to be able to obtain sufficient funds to meet their operating needs in the local marketplace, supplemented as necessary by the other liquidity sources discussed above.

Capital Resources

Shareholders' equity increased by $493 and $4,890 during 2010 and 2009, respectively. During 2010, net income increased shareholders' equity by $1,113, exercises of stock options added $17, payments of cash dividends on preferred stock and stock dividends on common stock decreased shareholders' equity by $158 and $2, respectively, and decreases in unrealized gains and losses on available-for-sale securities decreased shareholders' equity by $477. During 2009, net income increased shareholders' equity by $1,101, exercises of stock options added $486, the issuance of preferred stock provided an increase of $3,125 and repurchases of common stock decreased shareholders' equity by $80. Other comprehensive income, consisting of the change in unrealized holding gains and losses on available-for-sale securities adjusted for the effects of realized losses, net of deferred tax effects, increased shareholders' equity by $261 and cash paid in lieu of issuing fractional shares in conjunction with the 5% stock dividend declared in 2009 resulted in a $3 decrease.

The Company and its banking subsidiary are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and the Bank to maintain minimum amounts and ratios, as set forth in the table below, of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2010 and 2009, that the Company and the Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized as defined in the Federal Deposit Insurance Act, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. Federal regulators may also categorize the Bank as less than well capitalized based on subjective criteria, and require higher minimum capital ratios. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2010						
The Company						
Total Capital to risk weighted assets	$ 48,603	15.7%	$ 24,753	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 44,712	14.5%	$ 12,377	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 44,712	8.8%	$ 20,235	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 43,340	14.2%	$ 24,445	8.0%	$ 30,556	10.0%
Tier 1 Capital to risk weighted assets	$ 39,497	12.9%	$ 12,222	4.0%	$ 18,334	6.0%
Tier 1 Capital to average assets (leverage)	$ 39,497	7.9%	$ 20,083	4.0%	$ 25,104	5.0%
December 31, 2009						
The Company						
Total Capital to risk weighted assets	$ 48,127	15.5%	$ 24,769	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 44,230	14.3%	$ 12,385	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 44,230	9.3%	$ 18,991	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 42,709	14.0%	$ 24,461	8.0%	$ 30,577	10.0%
Tier 1 Capital to risk weighted assets	$ 38,859	12.7%	$ 12,231	4.0%	$ 18,346	6.0%
Tier 1 Capital to average assets (leverage)	$ 38,859	8.2%	$ 18,985	4.0%	$ 23,732	5.0%

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses having large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The Company presently engages in only limited off-balance sheet arrangements. Such arrangements are defined as potentially material transactions, agreements, or other contractual arrangements into which the Company has entered that involve an entity that is not consolidated into its financial statements and, under which the Company, whether or not it is a party to the arrangement, has, or in the future may have:

- any obligation under a direct or indirect guarantee or similar arrangement;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement;
- derivatives, to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or
- any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto).

The Company's off-balance-sheet arrangements presently include only commitments to extend credit and standby letters of credit. Such instruments have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to these instruments is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance sheet instruments, such as loans, are used in extending loan commitments and letters of credit. The following table sets out the contractual amounts of those arrangements:

	December 31,	
	2010	2009
	(Dollars in thousands)	
Loan commitments	$ 26,834	$ 28,527
Standby letters of credit	869	873

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

The Bank has acquired land on which it plans to construct a new banking office building in Powdersville, South Carolina. The Bank has not yet applied for regulatory approval to open that office and no budgets or timetables for construction have yet been made.

As described under "Liquidity," management believes that its various sources of liquidity provide the resources necessary for the Bank to fund the loan commitments and to perform under standby letters of credit, if the need arises. Neither the Company nor the Bank are involved in other off-balance sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Short-Term Borrowings

Our only short-term borrowings during 2010 consisted of the $5,000 amount outstanding as of December 31, 2010. Pursuant to our practice, during years when we do not encounter a condition that makes borrowing necessary on a short-term basis, we conduct borrowing transactions to verify that counterparties who have indicated that they will provide funding for us actually have the ability to perform under those commitments.

The Application of Critical Accounting Policies

The consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. Management believes that the provision and allowance for loan losses discussed below is a critical accounting policy that may involve a higher degree of judgment and complexity in its application and represents the critical accounting policy used in the preparation of the Company's financial statements. If different assumptions or conditions were to prevail, the results could be materially different from the reported results.

Management has discussed the selection, development and disclosure of this critical accounting policy's methodology and assumptions with the Company's audit committee to enhance the committee's awareness of those factors and to enable the committee to assess the appropriateness of management's procedures and conclusions, and its disclosures about this accounting policy.

Provision and Allowance for Loan Losses

The Company is required to estimate the collectibility of its loan portfolio as of each accounting period end and, based on such estimates, provide for an allowance for loan losses. The allowance for loan losses is increased by the provision for loan losses charged to expense, and any recoveries received on loans previously charged off. The allowance is decreased by deducting the amount of uncollectible loans charged off.

A considerable amount of judgment is required in order to compute an estimate of the amount of the allowance for loan losses. Management's judgments must be applied in assessing the current creditworthiness of the Company's borrowers and in estimating probable losses incurred in the loan portfolio based on factors discussed below and their potential effects based on currently known facts and circumstances. Changes in the estimated allowance for loan losses arising as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which such a change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific allowance amounts are provided for individual impaired loans based on management's evaluation of the Company's loss exposure taking into account the current payment status, underlying collateral and other known information about a particular borrower's circumstances. Typically, these impaired loans are assigned internal risk grades of management attention, special mention, substandard or doubtful. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount believed to be appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the assignment of a risk grade, on a loan-by-loan basis, by our lending officers who consider information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and validated by the Company's independent external credit review firm. Refer to Note D to the Consolidated Financial Statements for more information about risk grades assigned to loans at the end of 2010.

During 2010, we continued to experience higher than normal levels of delinquencies, impaired loans, internally risk-rated loans, charge-offs and foreclosures. Locally, the unemployment rate remains higher than normal and real estate values remain lower than normal. Taken together, these circumstances require us to maintain our allowance for loan losses at a relatively high level. During 2010, loan charge-offs totaled $4,961 and an additional $6,211 of loans was transferred to foreclosed assets. Despite these actions, impaired loans increased by $3,171 during the year and totaled $20,519, or 8.0% of loans, as of December 31, 2010, compared with $17,348, or 6.5% of loans, as of December 31, 2009. Approximately 30.5% of our real estate construction loans were past due at least 30 days as of December 31, 2010, including $6,082, or 25.6%, that were 90 days or more past due. Other loans secured by mortgages on real estate also exhibited high levels of past dues, with 6.9% of such loans at least 30 days past due, including 4.8% that were at least 90 days past due. Refer to Note D to the Consolidated Financial Statements for further information about past due and impaired loans at the end of 2010.

During 2009, higher foreclosure rates resulted in the transfer of approximately $6,382 of loans to foreclosed assets. Additionally, because the performance of some other loans deteriorated, the amounts of nonaccrual loans as of December 31, 2009 were $2,071 more than the amount of such loans as of December 31, 2008. Because the amounts of problem loans increased significantly during 2009 and 2008, and because individual borrowers' circumstances were increasingly sensitive to events beyond their control, management revamped its process for estimating the allowance for loan losses, including providing more frequent independent loan-by-loan analysis of impaired loans and a more robust procedure for analyzing and estimating losses associated with other loans. Management's response to the deteriorated performance of the Company's loans has led it to devote significantly more resources to the processes of problem loan identification, management and work-out. The current national and local economic environments, including high unemployment and depressed real estate values, are expected to continue to result in the occurrence of loan losses and the need for abnormally high provisions and allowances for loan losses for the near term. However, because the Bank historically has been relatively conservative in its lending policies and practices, management believes that the Company is well-positioned to withstand these problems absent further significant economic deterioration in the Company's markets. Generally accepted accounting principles require that the Company's allowance for loan losses reflect only losses incurred as of each balance sheet date. Consequently, as new information is obtained, it is probable that additional provisions for loan losses will be required.

During 2008, an environment of economic slowdown and uncertainty, rising unemployment, increasing inventories of unsold housing units (including new construction, owner-occupied resale properties, and properties foreclosed or otherwise acquired by lenders), falling real estate values, a declining stock market, and other negative factors led to higher levels of impaired and potential problem loans. Problems which previously were confined in large part to other areas of the country became local problems. Management estimates that local real estate values decreased by at least 25% during 2008. Consequently, some loans that were appropriately margined at inception were no longer fully secured. In addition, completed residential units required a longer marketing period, fewer borrowers qualified for loans due to tightening of underwriting standards, and many of those who might have been able to find financing chose not to purchase a new home. Speculative activity in real properties also decreased significantly.

During the fourth quarter of 2008, approximately $8,494 of loans were transferred to nonaccrual status. Of those loans, $5,949 represented loans secured by owner-occupied residential properties, $1,755 represented loans for construction and land development, and $643 represented loans secured by commercial real estate. Of the remaining amount, $80 represented a few small-balance consumer loans, and the remaining $67 was composed primarily of loans for commercial vehicles. As of the end of 2008, impaired loans increased to $11,799 compared with $625 one year earlier, representing an increase of $11,174. Potential problem loans were $6,910 as of the end of 2008 compared with $3,088 as of the end of 2007 and $3,176 at the end of 2006. The values of real estate and vehicles which serve as collateral for many of the loans recognized as impaired and potential problem loans in prior years helped keep charge-offs relatively low considering the total credit exposures present in those loans. However, circumstances at the end of 2008 indicate that, in most cases, the values of such items may have been significantly reduced.

The provision for loan losses charged to expense increased in 2008 to $4,550 compared with $594 for 2007 and $65 in 2006. The allowance for loan losses at the end of 2008 was $5,475, an increase of $2,901 from the allowance of $2,574 as of the end of 2007.

A significant increase in the amount of loans outstanding during 2007, higher amounts of net charge-offs, heightened uncertainty about the degree of protection available to the Bank from residential properties taken as collateral due to the negative pressure on property values stemming from the mortgage lending crisis, higher levels of nonaccrual loans and only a slight reduction in potential problem loans were factors leading to the increase in the provision for loan losses in 2007. Although the Company uses conservative underwriting standards, including adhering to prudent loan-to-value ratios, the values of properties taken as collateral generally are determined by appraisal processes that rely, in part, on other recent local transactions as an indicator of value.

Higher levels of loans collateralized by mortgages on real estate, lower amounts of nonperforming loans, and a significantly lower incidence in loan charge-offs in 2006 contributed to the decrease in the 2006 provision for loan losses as compared with 2005. During this period of time, the Company's loan portfolio increasingly was collateralized by residential and commercial real estate. Such collateral, combined with other conservative underwriting standards, was believed to offer the Company substantial protection from ultimately incurring losses in the event that foreclosure and liquidation of the collateral occurred, though there could be no assurances to that effect.

Management has established loan and credit policies and practices that are designed to control credit risks as a part of the loan underwriting process. These policies and practices include, for example, requirements for minimum loan to collateral value ratios, real estate appraisal requirements, and obtaining credit and financial information on borrowers. However, if the capacity for borrowers to repay and/or collateral values should deteriorate subsequent to the underwriting process, the estimate of the provision and allowance for loan losses might increase, thereby decreasing net income and shareholders' equity. A significant or prolonged downturn in national and local economic and business conditions, such as the one that has continued over the past three years, could further erode the borrowers' capacity to repay these loans as well as the value of the underlying collateral. This scenario would be likely to substantially increase the level of impaired or non-performing loans and non-earning foreclosed assets and increase overall credit risk by shrinking the margin of collateral values as compared with loans outstanding. Another factor that could adversely affect borrowers' ability to make payments in accordance with loan terms is the potential for continued increases in rates charged for loans. The Company has a significant amount of variable rate loans outstanding. In addition, some loans are refinanced at maturity rather than being paid out in a lump sum. If interest rates were to increase sharply in a short time period, some loan customers might not be able to afford payments on loans made or repriced at the higher resulting interest rates, nor would they necessarily be able to obtain more favorable terms elsewhere. This could also cause an increase in the amounts of impaired or non-performing assets and other credit risks.

Impact of Recent Accounting Changes

In July 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-20 "Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"). The objective of ASU 2010-20 is to improve the transparency about an entity's allowance for credit losses and the credit quality of its financing receivables to assist financial statement users in assessing the entity's credit risk exposures and the adequacy of its allowance for credit losses. ASU 2010-20 contains certain provisions that are currently effective for disclosure of certain period end information and other provisions that are effective for periods beginning after December 15, 2010 that require disclosure of activity that occurs during a reporting period. Accordingly, these financial statements incorporate those disclosures that are currently effective and the activity disclosures will first be made in our financial statements for the period ending March 31, 2011.

The disclosures that are not yet effective will provide a roll-forward of the activity in the allowance for credit losses disaggregated by loan portfolio segment.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material impact on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the Bank, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2010 based on the framework in "Internal Control – Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission and the interpretive guidance issued by the Securities and Exchange Commission in Release No. 34-55929. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
of Community First Bancorporation

We have audited the accompanying consolidated balance sheets of Community First Bancorporation and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community First Bancorporation and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

J.W. Hunt and Company, LLP

J. W. Hunt and Company, LLP
Columbia, South Carolina
March 31, 2011

Consolidated Balance Sheets

Community First Bancorporation and Subsidiaries

	December 31,	
	2010	2009
Assets		
Cash and due from banks (Note B)	$ 1,711,068	$ 1,462,535
Interest bearing deposits due from banks	39,170,864	46,020,551
Cash and cash equivalents	40,881,932	47,483,086
Securities available-for-sale (Note C)	169,368,635	141,710,113
Securities held-to-maturity (fair value of $6,816,698 for 2010 and $9,476,399 for 2009) (Note C)	6,388,693	9,023,999
Federal Home Loan Bank stock, at cost	1,362,800	1,306,500
Loans (Note D)	256,834,367	267,248,148
Allowance for loan losses	(5,755,859)	(6,051,851)
Loans - net	251,078,508	261,196,297
Premises and equipment - net (Note E)	8,169,927	8,469,682
Accrued interest receivable	2,491,378	2,424,113
Bank-owned life insurance	9,666,366	9,289,415
Foreclosed assets	11,394,924	6,077,475
Other assets	4,955,953	5,916,849
Total assets	$ 505,759,116	$ 492,897,529
Liabilities		
Deposits (Note F)		
Noninterest bearing	$ 46,844,126	$ 47,066,775
Interest bearing	398,465,882	389,580,956
Total deposits	445,310,008	436,647,731
Accrued interest payable	1,698,204	2,043,563
Short-term borrowings (Note G)	5,000,000	-
Long-term debt (Note H)	6,500,000	8,000,000
Other liabilities	1,939,475	1,387,924
Total liabilities	460,447,687	448,079,218
Commitments and contingent liabilities (Note M)		
Shareholders' equity (Note I)		
Preferred Stock - Series A - non-voting 5% cumulative - $1,000 per share liquidation preference; 5,000 shares authorized; issued and outstanding - 3,150 shares	3,126,215	3,126,215
Preferred Stock - no par value; 9,995,000 shares authorized; None issued and outstanding	-	-
Common stock - no par value; 10,000,000 shares authorized; issued and outstanding - 3,972,976 for 2010 and 3,782,415 for 2009	39,930,838	38,922,623
Additional paid-in capital	747,621	747,621
Retained earnings	1,396,233	1,434,247
Accumulated other comprehensive income	110,522	587,605
Total shareholders' equity	45,311,429	44,818,311
Total liabilities and shareholders' equity	$ 505,759,116	$ 492,897,529

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Community First Bancorporation and Subsidiaries

	Years Ended December 31,		
	2010	2009	2008
Interest income			
Loans, including fees	$ 15,939,090	$ 16,517,132	$ 18,212,174
Securities			
Taxable	5,016,231	5,568,337	4,807,778
Tax-exempt	762,917	811,052	833,677
Federal funds sold	-	2,649	632,265
Other	4,383	4,088	47,714
Interest bearing deposits due from banks	117,736	47,314	17,787
Total interest income	21,840,357	22,950,572	24,551,395
Interest expense			
Time deposits $100,000 and over	3,026,908	3,751,612	4,325,891
Other deposits	5,241,714	6,718,320	8,228,274
Short-term borrowings	-	47,195	11,051
Long-term debt	284,651	365,850	269,208
Total interest expense	8,553,273	10,882,977	12,834,424
Net interest income	13,287,084	12,067,595	11,716,971
Provision for loan losses (Note D)	4,525,000	4,355,000	4,550,000
Net interest income after provision	8,762,084	7,712,595	7,166,971
Other income			
Service charges on deposit accounts	1,243,793	1,406,988	1,478,495
Credit life insurance commissions	11,989	15,777	14,375
Mortgage brokerage income	184,336	178,347	26,646
Gain (loss) on sales of securities available-for-sale	-	90,076	(3,396)
Debit card transaction fees	632,466	542,282	473,265
Increase in value of life insurance contracts	376,951	368,765	375,012
Other income	113,420	115,780	130,885
Total other income	2,562,955	2,718,015	2,495,282
Other expenses (Notes J and L)			
Salaries and employee benefits	4,890,784	4,931,004	4,537,173
Net occupancy expense	548,488	511,944	514,488
Furniture and equipment expense	368,599	392,392	429,850
FDIC insurance expense	1,098,669	711,033	188,000
Debit card transaction expenses	460,057	409,740	373,382
Other expense	2,743,710	2,292,564	2,024,477
Total other expenses	10,110,307	9,248,677	8,067,370
Income before income taxes	1,214,732	1,181,933	1,594,883
Income tax expense (Note K)	101,834	81,219	252,385
Net income	1,112,898	1,100,714	1,342,498
Deductions for amounts not available to common shareholders:			
Dividends declared or accumulated on preferred stock	177,188	-	-
Net income available to common shareholders	$ 935,710	$ 1,100,714	$ 1,342,498
Per common share (Note I)			
Net income	$ 0.24	$ 0.28	$ 0.34
Net income, assuming dilution	0.24	0.28	0.33

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Community First Bancorporation and Subsidiaries

	Shares of Common Stock	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2008	3,324,105	$ -	$35,008,926	$ 681,498	$ 2,140,465	$ 80,099	$37,910,988
Comprehensive income:							
Net income	-	-	-	-	1,342,498	-	1,342,498
Unrealized net holding gains on available-for-sale securities arising during the period, net of income tax effects of $137,053	-	-	-	-	-	244,712	244,712
Reclassification adjustment, net of income tax effects of $1,219	-	-	-	-	-	2,177	2,177
Total other comprehensive income	-	-	-	-	-	-	246,889
Total comprehensive income	-	-	-	-	-	-	1,589,387
Excess income tax benefits from exercises of non-qualified stock options	-	-	-	66,123	-	-	66,123
Declaration of 5% stock dividend	169,406	-	1,711,001	-	(1,714,411)	-	(3,410)
Exercise of employee stock options	70,768	-	364,535	-	-	-	364,535
Balance, December 31, 2008	3,564,279	-	37,084,462	747,621	1,768,552	326,988	39,927,623
Comprehensive income:							
Net income	-	-	-	-	1,100,714	-	1,100,714
Unrealized net holding gains on available-for-sale securities arising during the period, net of income tax effects of $178,299	-	-	-	-	-	318,356	318,356
Reclassification adjustment, net of income tax effects of $32,336	-	-	-	-	-	(57,739)	(57,739)
Total other comprehensive income	-	-	-	-	-	-	260,617
Total comprehensive income	-	-	-	-	-	-	1,361,331
Declaration of 5% stock dividend	180,094	-	1,431,914	-	(1,435,019)	-	(3,105)
Net proceeds from issuing 3,150 shares of preferred stock (issuance costs of $23,785)	-	3,126,215	-	-	-	-	3,126,215
Exercise of employee stock options	45,532	-	486,232	-	-	-	486,232
Common stock repurchased and cancelled	(7,490)	-	(79,985)	-	-	-	(79,985)
Balance, December 31, 2009	3,782,415	3,126,215	38,922,623	747,621	1,434,247	587,605	44,818,311
Comprehensive income:							
Net income	-	-	-	-	1,112,898	-	1,112,898
Unrealized net holding gains on available-for-sale securities arising during the period, net of income tax effects of $267,196	-	-	-	-	-	(477,083)	(477,083)
Total other comprehensive income (loss)	-	-	-	-	-	-	(477,083)
Total comprehensive income	-	-	-	-	-	-	635,815
Payment of divdends on preferred stock	-	-	-	-	(157,500)	-	(157,500)
Declaration of 5% stock dividend	188,817	-	991,342	-	(993,412)	-	(2,070)
Exercise of employee stock options	1,744	-	16,873	-	-	-	16,873
Balance, December 31, 2010	3,972,976	$3,126,215	$39,930,838	$ 747,621	$ 1,396,233	$ 110,522	$45,311,429

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Community First Bancorporation and Subsidiaries

	Years Ended December 31,		
	2010	2009	2008
Operating activities			
Net income	$ 1,112,898	$ 1,100,714	$ 1,342,498
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	4,525,000	4,355,000	4,550,000
Depreciation	381,494	391,764	416,971
Deferred income taxes	(274,286)	(206,887)	(956,973)
Amortization of net loan fees and costs	(81,891)	(138,490)	(179,539)
Securities accretion and premium amortization	1,433,684	845,582	75,087
Deferred compensation expense	543,050	486,197	434,116
(Gains) losses realized on sales of available-for-sale securities	-	(90,076)	3,396
Accretion of cash surrender value of life insurance	(376,951)	(368,765)	(375,012)
Loss on sale of foreclosed assets	20,086	290	6,000
(Increase) decrease in interest receivable	(67,265)	351,675	(246,633)
Decrease in interest payable	(345,359)	(1,001,418)	(434,588)
Decrease (increase) in prepaid expenses and other assets	1,502,378	(2,673,045)	(273,766)
Increase in other accrued expenses	8,501	20,277	56,209
Net cash provided by operating activities	8,381,339	3,072,818	4,417,766
Investing activities			
Purchases of available-for-sale securities	(168,055,438)	(133,699,046)	(84,156,840)
Maturities, calls and paydowns of available-for-sale securities	138,219,666	112,429,490	47,120,613
Proceeds of sales of available-for-sale securities	-	5,851,147	9,732,462
Purchases of securities held-to-maturity	-	-	(7,490,035)
Maturities, calls and paydowns of held-to-maturity securities	2,634,593	2,881,173	1,243,838
Purchases of Federal Home Loan Bank stock	(195,700)	(126,000)	(379,700)
Proceeds of redemptions of Federal Home Loan Bank stock	139,400	39,100	-
Net increase in loans made to customers	(536,137)	(6,856,415)	(28,457,229)
Purchases of premises and equipment	(81,739)	(206,193)	(450,699)
Proceeds from sale of foreclosed assets	901,913	1,276,094	34,000
Capitalized additions to other real estate owned	(28,631)	(266,228)	-
Proceeds from redemptions of bank-owned life insurance	-	1,062,152	-
Purchases of bank-owned life insurance	-	(1,500,000)	(1,000,006)
Net cash used by investing activities	(27,002,073)	(19,114,726)	(63,803,596)
Financing activities			
Net increase in demand deposits, interest bearing transaction accounts and savings accounts	15,940,120	3,581,980	2,485,387
Net (decrease) increase in certificates of deposit and other time deposits	(7,277,843)	16,950,568	57,763,243
Net increase in short-term borrowings	5,000,000	-	-
Proceeds of issuances of long-term debt	-	-	6,000,000
Repayment of long-term debt	(1,500,000)	(1,500,000)	(1,000,000)
Net proceeds from issuing preferred stock (issuance costs of $23,785)	-	3,126,215	-
Payment of cash in lieu of fractional shares for common stock dividend	(2,070)	(6,515)	-
Payment of divdends on preferred stock	(157,500)	-	-
Exercise of employee stock options	16,873	486,232	364,535
Common stock repurchased and cancelled	-	(79,985)	-
Excess tax benefits of exercises of stock options	-	-	66,123
Net cash provided by financing activities	12,019,580	22,558,495	65,679,288
(Decrease) increase in cash and cash equivalents	(6,601,154)	6,516,587	6,293,458
Cash and cash equivalents, beginning	47,483,086	40,966,499	34,673,041
Cash and cash equivalents, ending	$ 40,881,932	$ 47,483,086	$ 40,966,499

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows - continued
Community First Bancorporation and Subsidiaries

	Years Ended December 31,		
	2010	2009	2008
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for			
Interest	$ 8,898,632	$ 11,884,395	$ 13,269,012
Income taxes	102,500	49,015	1,644,000
Noncash investing and financing activities			
Transfer of loans to foreclosed assets	6,210,817	6,381,631	706,000
Transfers from retained earnings to common stock in connection with stock dividends	991,342	1,431,914	1,711,001
Other comprehensive (loss) income	(477,083)	260,617	246,889
Cash payable in lieu of issuing fractional shares	-	-	3,410

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Community First Bancorporation and Subsidiaries

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Community First Bancorporation (the "Company", "we" and other such terms), a bank holding company, and its wholly-owned subsidiary, Community First Bank (the "Bank"), are engaged in providing domestic commercial banking services from their offices in Walhalla, Seneca, Anderson, Williamston and Westminster, South Carolina. The Company is a South Carolina corporation and its banking subsidiary is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), FDIC and South Carolina State Board of Financial Institutions. The holding company was incorporated on May 23, 1997 and Community First Bank was organized on December 1, 1988, and received its charter and commenced operations on March 12, 1990.

Community First Bank is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within its markets in Oconee and Anderson counties of South Carolina, and substantially all of its deposits are acquired within its local market areas. The Bank does not accepted brokered deposits.

During 2009, the Company established a new subsidiary to hold and manage certain loans and real estate assets that were acquired from the Bank.

Principles of Consolidation and Basis of Presentation - The consolidated financial statements include the accounts of the parent company and its subsidiaries after elimination of all significant intercompany balances and transactions. The accounting and reporting policies of the Company and its subsidiaries are in conformity with generally accepted accounting principles and general practices within the banking industry. In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Accounting Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management has identified specific loans as well as adopting a policy of providing amounts for loan valuation purposes which are not identified with any specific loan but are derived from actual loss experience ratios, loan types, loan volume, economic conditions and industry standards. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiary's allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Concentrations of Credit Risk - Most of the Company's, and its banking subsidiary's, activities are with customers located within the local market areas of Oconee and Anderson Counties of South Carolina. Note C discloses the types of securities invested in, and Note D discusses the types of lending engaged in. The ability of borrowers to comply with the terms of their loan contracts is largely dependent upon local real estate and general economic conditions in our market areas. We do not have any significant concentrations to any single industry or customer nor do we engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk as that term is used in the Financial Accounting Standards Board Accounting Standards Codification ("ASC").

Securities - Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading, or available-for-sale. Debt securities that we have the positive intent and ability to hold until ultimate maturity are classified as held-to-maturity and are accounted for at amortized cost. Debt and equity securities bought and held primarily for sale in the near term would be classified as trading and accounted for on an estimated fair value basis, with unrealized gains and losses included in other income; however, we have never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from net income and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, are included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

Federal Home Loan Bank Stock - The Bank is a member of the Federal Home Loan Bank of Atlanta ("FHLB") and, accordingly, is required to own restricted stock in that institution in amounts that may vary from time to time. Because of the restrictions imposed, the stock may not be sold to other parties, but is redeemable by the FHLB at the same price as that at which it was acquired by the Bank. We evaluate this security for impairment based on the probability of ultimate recoverability of the par value of the investment. No impairment has been recognized based on this evaluation.

Financing Receivables - Loans and Interest Income – The recorded investment in a loan is generally its principal amount outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

We determine past due status according to the loan's contractual terms. A scheduled payment is considered to have been made only if all amounts due, including principal and interest, have been received. Any payments received in amounts exceeding the contractual amount due do not extend the next due date. Instead, any such payments are treated as curtailments and deducted from the last scheduled payment(s).

A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans include non-accrual loans and loans past due according to their contractual terms 90 days or more with respect to interest or principal payments and other loans where, based on current information and events, it is probable that we will be unable to collect principal and interest payments according to the contractual terms of the loan agreements. A loan is not considered to be impaired, however, if any periods of delay or shortfalls of amounts expected to be collected are insignificant or if expect that we will collect all amounts due including accrued interest at the contractual interest rate during the period of delay. Impaired loans that individually have been evaluated under our normal loan review process are carried in the balance sheet at the lower of (1) the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan, (2) at a value not to exceed its observable market price or the fair value of the collateral if repayment of the loan is expected to be provided solely by the underlying collateral, or (3) its recorded amount. Generally, the accrual of interest is discontinued on nonaccrual loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level estimated by management to provide adequately for losses we believe have been incurred in the loan portfolio. The allowance for loan losses is established through a provision for loan losses charged to expense. If we determine that a loss has been incurred, the estimated amount of the loss is charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance. Changes in the estimated allowance for loan losses which are deemed necessary due to the occurrence of new events or because more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the changes occur. Assessing the adequacy of the allowance for loan losses requires the exercise of considerable judgment about the collectibility of loans, the quality, mix and size of the overall loan portfolio, economic conditions that may affect the loan portfolio generally or an individual borrower's ability to repay, collateral values, and historical losses.

When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred as discussed under the foregoing caption "Financing Receivables – Loans and Interest Income." Loans identified as impaired loans may be carried in the balance sheet at the lower of their recorded amount, the present value of expected cash flows, or, in the case of collateral dependent impaired loans, the fair value of any underlying collateral less estimated costs of sale or other disposal. To account for an impaired loan that is not collateral dependent, a specific allowance is included in the allowance for loan losses. For an impaired loan that is considered to be collateral dependent, any shortfall of the fair value of the collateral compared with the recorded investment in the loan is generally charged off against the allowance and the amount of any expected costs to sell or otherwise dispose of the property is maintained in the allowance for loan losses.

In addition to the specific allowances previously described, the allowance for loan losses also is composed of general and unallocated amounts. General amounts are provided for loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. The unallocated portion of the allowance consists of an amount deemed appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts, and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes consideration of general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

We utilize our risk grading system for all loans held in the portfolio. This system involves our lending officers' assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Assigned risk grades are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and an external credit reviewer, who is independent of the lending function.

We estimate losses related to off-balance-sheet credit exposures such as loan commitments, standby letters of credit, and any unrecognized liabilities under recourse provisions related to certain mortgage loans that are originated by the Bank's personnel, but are funded by another financial institution, based on historical experience and by monitoring any large positions individually. When management determines that a loss on such a position has been incurred, a charge is made against earnings and a liability for off-balance-sheet positions is recorded.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; land improvements - 15 years; furniture and equipment - 5 to 25 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

Foreclosed Assets - Assets (primarily real estate and vehicles) acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at fair value, less estimated costs to sell, at the date of foreclosure, establishing a new cost basis. Loan losses arising from the acquisition of such property as of that date are charged against the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value, less estimated costs to sell. Revenues and expenses from operations and changes in any subsequent valuation allowance are included in net foreclosed assets costs and expenses.

Bank-owned Life Insurance – In accordance with applicable accounting standards, we present the gross amounts of the liability to provide postretirement benefits and the cash surrender value of an endorsement split-dollar life insurance arrangement held to fund the benefit.

Transfers of Financial Assets - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from us, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising - We expense advertising and promotion costs as they are incurred.

Retirement Plan – We have a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note L. We do not sponsor any other postretirement or postemployment benefits, except with respect to the Chief Executive Officer. In 2007, the Company's Board of Directors approved supplemental benefits for the Chief Executive Officer as more fully described in Note L.

Deferred Income Taxes - We use an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Stock-Based Compensation - As of December 31, 2010, we have a stock-based employee compensation plan, which is described more fully in Note I. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123(R)") "Share-Based Payment" (principally included in ASC Topics 718 and 505). Prior to adoption of SFAS 123(R), we accounted for our then-existing plans under the recognition and measurement principles of former Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, prior to adoption of SFAS 123(R), no stock-based employee compensation cost was reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

In 2006, we accelerated the vesting of all previously awarded and then-outstanding options such that all options were vested by December 31, 2006. This acceleration of vesting resulted in the recognition of pre-tax expenses of approximately $394,000 in 2006 that otherwise would have been recognized in 2008, 2009 and 2010.

No options were granted during 2010, 2009 or 2008. Accordingly, no option-related compensation expense was recognized in any of those periods.

Earnings Per Common Share - Net income per common share is calculated by dividing net income available to common shareholders by the weighted average number of shares of the Company's common stock outstanding during the period. Net income per common share, assuming dilution, is calculated by dividing net income available to common shareholders by the total of the weighted average number of shares outstanding during the period and the weighted average number of any dilutive potential common shares and stock options that would have been outstanding if the dilutive potential shares and stock options had been issued. In computing the number of dilutive potential common shares, it is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. See Note I.

Comprehensive Income - Comprehensive income consists of net income or loss for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. We classify and report items of other comprehensive income according to their nature, report total comprehensive income or loss in the consolidated statement of changes in shareholders' equity, and display the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. See Note I.

Consolidated Statement of Cash Flows - The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks, federal funds sold and securities purchased under agreements to resell.

NOTE B – CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The cash reserve balances may be in the form of vault cash or unencumbered deposit balances with the Federal Reserve Bank. The average amounts of the cash reserve balances at December 31, 2010 and 2009 were approximately $3,334,000 and $2,576,000, respectively.

NOTE C – SECURITIES

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

	December 31,							
	2010				2009			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Available-for-sale								
Mortgage-backed securities issued by US Government agencies	$ 1,127,558	$ 52,217	$ -	$ 1,179,775	$ 1,426,107	$ 48,557	$ -	$ 1,474,664
Government sponsored enterprises (GSEs)	130,491,949	863,441	1,495,241	$129,860,149	87,142,606	643,235	822,912	86,962,929
Mortgage-backed securities issued by GSEs	20,145,190	982,743	-	21,127,933	32,707,183	1,005,630	10,376	33,702,437
State, county and municipal	17,431,516	129,875	360,613	17,200,778	19,517,517	240,544	187,978	19,570,083
Total	$169,196,213	$2,028,276	$1,855,854	$169,368,635	$140,793,413	$ 1,937,966	$ 1,021,266	$141,710,113
Held-to-maturity								
Mortgage-backed securities issued by US Government agencies	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Government sponsored enterprises	-	-	-	-	-	-	-	-
Mortgage-backed securities issued by GSEs	6,388,693	428,005	-	6,816,698	9,023,999	452,400	-	9,476,399
State, county and municipal	-	-	-	-	-	-	-	-
Total	$ 6,388,693	$ 428,005	$ -	$ 6,816,698	$ 9,023,999	$ 452,400	$ -	$ 9,476,399

The amortized cost and estimated fair value of securities by contractual maturity are shown below:

	December 31, 2010			
	Available-for-sale		Held-to-maturity	
Non-mortgage backed securities issued by GSEs and	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
by state, county and municipal issuers				
Due within one year	$ -	$ -	$ -	$ -
Due after one through five years	35,564,864	35,524,232	-	-
Due after five through ten years	54,327,138	53,761,699	-	-
Due after ten years	58,031,463	57,774,996	-	-
	147,923,465	147,060,927	-	-
Mortgage-backed securities issued by:				
US Government agencies	1,127,558	1,179,775	-	-
GSEs	20,145,190	21,127,933	6,388,693	6,816,698
Total	$ 169,196,213	$ 169,368,635	$ 6,388,693	$ 6,816,698

The estimated fair values and gross unrealized losses of investment securities whose estimated fair values were less than amortized cost as of December 31, 2010 and 2009 which had not been determined to be other-than-temporarily impaired, are presented below. The securities have been aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position.

December 31, 2010						
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
US Government agencies	$ -	$ -	$ -	$ -	$ -	$ -
Government-sponsored enterprises (GSEs)	60,543,340	1,495,241	-	-	60,543,340	1,495,241
Mortgage-backed securities issued by GSEs	-	-	-	-	-	-
State, county and municipal securities	9,648,116	305,788	455,175	54,825	10,103,291	360,613
Total	$ 70,191,456	$ 1,801,029	$ 455,175	$ 54,825	$ 70,646,631	$ 1,855,854
Held-to-maturity						
GSEs	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -	$ -	$ -

December 31, 2009						
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
US Government agencies	$ -	$ -	$ -	$ -	$ -	$ -
Government-sponsored enterprises (GSEs)	40,430,025	822,912	-	-	40,430,025	822,912
Mortgage-backed securities issued by GSEs	2,811,173	10,376	-	-	2,811,173	10,376
State, county and municipal securities	6,220,000	187,978	-	-	6,220,000	187,978
Total	$ 49,461,198	$ 1,021,266	$ -	$ -	$ 49,461,198	$ 1,021,266
Held-to-maturity						
GSEs	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -	$ -	$ -

At December 31, 2010, 74 securities had been continuously in an unrealized loss position for less than 12 months and one security had been continuously in an unrealized loss position for 12 months or more. We do not consider these investments to be other-than-temporarily impaired because the unrealized losses involve primarily securities issued by government-sponsored enterprises and state, county and municipal governments, none of the rated securities have been downgraded below investment grade, and there have been no failures by the issuers to remit their periodic interest payments as required. Although we classify a majority of our investment securities as available-for-sale, management has not determined that any specific securities will be disposed of prior to maturity and believes that we have both the ability and the intent to hold those investments until a recovery of fair value, including until maturity. Substantially all of the issuers of state, county and municipal securities held were rated at least "investment grade" as of December 31, 2010 and 2009. For non-rated state, county and municipal government obligations with significant unrealized losses, management periodically reviews financial information and continuing disclosures to assess the issuers' condition and ability to honor their obligations.

We did not sell any investment securities during 2010. During 2009, we sold three available-for-sale securities for gross proceeds of $5,851,147. Gross gains realized from these sales totaled $90,076 and there were no losses. During 2008, sixteen available-for-sale securities were sold for gross proceeds of $9,732,462. Gross realized gains and losses resulting from these sales totaled $127,830 and $131,226, respectively. There were no transfers of available-for-sale securities to other categories in 2010, 2009 or 2008.

At December 31, 2010 and 2009, securities with a carrying value of $49,316,123 and $59,481,883, respectively, were pledged as collateral to secure public deposits.

NOTE D – LOANS

Loans consisted of the following:

	December 31,	
	2010	2009
Commercial, financial and industrial	$ 20,473,914	$ 23,108,861
Real estate- construction	23,729,929	29,438,596
Real estate - mortgage	187,940,359	184,474,249
Consumer installment	24,690,165	30,226,442
Total	256,834,367	267,248,148
Allowance for loan losses	(5,755,859)	(6,051,851)
Loans - net	$ 251,078,508	$ 261,196,297

Net deferred loan fees of $254,718 and $290,444 were allocated to the various loan categories as of December 31, 2010 and 2009, respectively.

Certain officers and directors of the Company and its banking subsidiary, their immediate families and business interests were loan customers of, and had other transactions with, the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $10,639,211 and $8,534,488 at December 31, 2010 and 2009, respectively. During 2010, $4,879,305 of new loans and other increases were made and repayments and other reductions totaled $2,774,582.

As of December 31, 2010 and 2009, there were no significant concentrations of credit risk in any single borrower or groups of borrowers. Our loan portfolio consists primarily of extensions of credit to businesses and individuals in our Oconee and Anderson County, South Carolina market areas. The economy of these areas is diversified and does not depend on any one industry or group of related industries. Management has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on borrowers, and credit approvals.

Transactions in the allowance for loan losses are summarized below:

	Years Ended December 31,		
	2010	2009	2008
Balance at January 1	$ 6,051,851	$ 5,475,294	$ 2,573,758
Provision charged to expense	4,525,000	4,355,000	4,550,000
Recoveries	140,246	107,568	18,062
Charge-offs	(4,961,238)	(3,886,011)	(1,666,526)
Balance at December 31	$ 5,755,859	$ 6,051,851	$ 5,475,294

The following table provides information about the payment status of loans:

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans
As of December 31, 2010						
Commercial, financial and industrial	$ 254,354	$ 213,290	$ 854,963	$ 1,322,607	$ 19,151,307	$ 20,473,914
Real estate- construction	484,529	662,304	6,082,144	7,228,977	16,500,952	23,729,929
Real estate - mortgage	1,834,102	2,093,424	8,973,637	12,901,163	175,039,196	187,940,359
Consumer installment	294,049	255,786	433,022	982,857	23,707,308	24,690,165
Total	$ 2,867,034	$ 3,224,804	$ 16,343,766	$ 22,435,604	$ 234,398,763	$ 256,834,367

As of December 31, 2010, we had no loans past due 90 days or more and still accruing interest.

Impaired loans are generally nonaccrual loans, loans that are 90 days or more delinquent as to principal or interest payments, and other loans where, based on current information and events, it is probable that we will be unable to collect principal and interest payments according to the contractual terms of the loan agreements. A loan is not considered to be impaired, however, if any periods of delay or shortfalls of amounts expected to be collected are insignificant or if we expect that we will collect all amounts due including interest accrued at the contractual interest rate during the period of delay. Following is a summary of our impaired loans, by class:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
As of December 31, 2010					
With no related allowance recorded:					
Commercial, financial and industrial	$ 166,905	$ 166,905	$ -	$ 73,493	$ -
Real estate- construction	2,889,762	3,462,202	-	2,568,761	13,280
Real estate - mortgage	9,988,679	10,637,708	-	7,761,403	117,990
Consumer installment	333,760	333,760	-	261,808	-
With an allowance recorded:					
Commercial, financial and industrial	$ 767,461	$ 767,461	$ 515,328	$ 454,736	$ -
Real estate- construction	845,998	874,131	45,000	1,523,172	41,248
Real estate - mortgage	5,359,691	5,529,304	1,632,044	6,464,601	-
Consumer installment	166,470	166,470	65,406	272,799	-
Total:					
Commercial, financial and industrial	$ 934,366	$ 934,366	$ 515,328	$ 528,229	$ -
Real estate - construction and mortgage	19,084,130	20,503,345	1,677,044	18,317,937	172,518
Consumer installment	500,230	500,230	65,406	534,607	-
Total	$ 20,518,726	$ 21,937,941	$ 2,257,778	$ 19,380,773	$ 172,518

As of and for the year ended December 31, 2009

Investment in impaired loans	
Nonaccrual	$ 13,869,437
Accruing 90 days and over past due	-
Other	3,478,239
Total	$ 17,347,676
Average total investment in impaired loans during the year	$ 15,149,000
Amount of impaired loans for which an allowance for loan losses is established	8,660,112
Amount of impaired loans for which no allowance for loan losses is established	8,687,564
Amount of allowance for loan losses related to impaired loans	2,844,014

For 2010, the amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms was approximately $1,167,000 and the amount of such income actually collected and included in interest income was approximately $164,000. For 2009, the amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms was approximately $781,000 and the amount of such income actually collected and included in interest income was approximately $72,000. For 2008, the amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms was approximately $821,000, and the amount of interest income actually collected and included in interest income was approximately $480,000. There were no irrevocable commitments to lend additional funds to debtors owing amounts on impaired loans at December 31, 2010.

The following table provides information about how we evaluated loans for impairment, the amount of the allowance for loan losses estimated for loans subjected to each type of evaluation, and the related total amounts, by loan portfolio segment:

	Secured by Real Estate	Other	Total
As of December 31, 2010			
Allowance for credit losses			
Ending balance	$ 3,752,570	$ 2,003,289	$ 5,755,859
Ending balance - individually evaluated for impairment	$ 1,504,045	$ 753,733	$ 2,257,778
Ending balance - collectively evaluated for impairment	$ 2,248,525	$ 1,249,556	$ 3,498,081
Loans			
Ending balance	$ 211,520,138	$ 45,314,229	$ 256,834,367
Ending balance - individually evaluated for impairment	$ 18,424,519	$ 2,094,207	$ 20,518,726
Ending balance - collectively evaluated for impairment	$ 193,095,619	$ 43,220,022	$ 236,315,641

The following table provides information about the credit quality of the Bank's loans as indicated by its internal risk grading system:

As of December 31, 2010	Internally Assigned Risk Grade Management Attention	Special Mention	Substandard	Doubtful	Total
Commercial, financial and industrial	$ 523,887	$ 577,219	$ 1,385,355	$ -	$ 2,486,461
Real estate- construction	1,953,034	2,979,539	7,953,507	-	12,886,080
Real estate - mortgage	12,627,621	8,325,770	12,794,722	237,428	33,985,541
Consumer installment	1,177,199	684,234	805,765	-	2,667,198
	$ 16,281,741	$ 12,566,762	$ 22,939,349	$ 237,428	$ 52,025,280

Loans that are graded Management Attention and Special Mention are not believed to represent more than a minimal likelihood of loss. Those ratings indicate that a change in the borrowers' circumstances, or some other event, has occurred such that an elevated level of monitoring is warranted. Such loans generally are evaluated collectively for purposes of estimating the allowance for loan losses. Loans graded Substandard are believed to present a moderate likelihood of loss due to the presence of well-defined weakness in the borrower's financial condition, a change in the customer's demonstrated repayment history, the effects of lower collateral values combined with other financial difficulties that the borrower may be experiencing, and deterioration of other indicators of the borrower's ability to service the loan as agreed. Loans graded Doubtful are believed to present a high likelihood of loss due to serious deterioration of a borrower's financial condition, severe past due status and/or substantial deterioration of collateral value, or other factors. Loans graded Substandard and Doubtful are evaluated individually for impairment. Management updates its internal risk grading system no less often than monthly.

NOTE E – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31, 2010	2009
Land	$ 2,916,997	$ 2,916,997
Buildings and land improvements	5,702,858	5,702,858
Furniture and equipment	3,471,132	3,389,393
Total	12,090,987	12,009,248
Accumulated depreciation	3,921,060	3,539,566
Premises and equipment - net	$ 8,169,927	$ 8,469,682

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $381,494, $391,764 and $416,971, respectively.

NOTE F – DEPOSITS

A summary of deposits follows:

	December 31, 2010	2009
Noninterest bearing demand	$ 46,844,126	$ 47,066,775
Interest bearing transaction accounts	65,655,251	50,575,875
Savings	28,644,040	27,560,647
Time deposits $100,000 and over	130,244,731	128,914,487
Other time deposits	173,921,860	182,529,947
Total deposits	$ 445,310,008	$ 436,647,731

As of December 31, 2010 and 2009, local governmental deposits comprised approximately 11% and 12%, respectively, of total deposits. As of December 31, 2010 and 2009, $115,540 and $213,506, respectively, of overdrawn demand deposit balances were reclassified as loans. As of December 31, 2010 and 2009, deposits of directors, officers and their related business interests totaled approximately $3,434,000 and $4,739,000, respectively.

At December 31, 2010, the scheduled maturities of time deposits were as follows:

Year	Amount
2011	$ 230,630,969
2012	62,463,181
2013	3,145,581
2014	649,792
2015	7,277,068
Thereafter	-

NOTE G – SHORT-TERM BORROWINGS

A summary of short-term borrowings follows:

	December 31,	
	2010	2009
Short-term Federal Home Loan Bank advances	$ 5,000,000	$ -

The Bank borrowed $5,000,000 from the Federal Home Loan Bank of Atlanta ("FHLB") on December 31, 2010 for four days at an interest rate of .47%. Approximately $8,390,000 of our first mortgage residential loans were pledged to secure these borrowings.

The Bank has available credit facilities for short-term borrowings from the Federal Home Loan Bank under that bank's letter dated August 20, 1999 and from the Federal Reserve Bank as described under Long-Term Debt.

NOTE H – LONG-TERM DEBT

Long-term debt consisted of:

	December 31,	
	2010	2009
Fixed rate notes due to FHLB	$ -	$ 1,500,000
Variable rate notes due to FHLB	6,500,000	6,500,000
	$ 6,500,000	$ 8,000,000

Long-term debt represents amounts borrowed from the FHLB under the FHLB's Fixed Rate Advance Credit and Convertible Advance programs. The interest rates on Convertible Advances have remained at their initial values and are subject to the FHLB's option to convert the Advances to variable rate instruments if 3-month LIBOR exceeds specified levels as of the dates specified in each Advance agreement. In the event of such conversions, the affected Advances would thereafter be subject to variable interest rates until maturity. Each of the Fixed Rate and Convertible Advances may be prepaid on any quarterly interest payment date at our option. With limited exceptions, any such prepayments would be subject to a prepayment penalty.

The contractual maturities of long-term debt are as follows:

	December 31, 2010		
	Fixed Rate	Variable Rate	Total
Due to Federal Home Loan Bank:			
Due 2013, interest rate 3.7475% convertible to variable rate at lender's option on June 27, 2011	$ -	$ 1,500,000	$ 1,500,000
Due 2014, interest rate 3.9200% convertible to variable rate at lender's option on March 18, 2011	-	3,500,000	3,500,000
Due 2015, interest rate 3.9250% convertible to variable rate at lender's option on June 29, 2012	-	1,500,000	1,500,000
Total long-term debt	$ -	$ 6,500,000	$ 6,500,000

We have pledged certain of our first mortgage loans secured by one-to-four family residential properties and our holdings of FHLB stock (collectively, "qualifying collateral instruments") to secure our debt due to the FHLB under a blanket lien agreement. The amount of qualifying collateral instruments required to secure our long-term debt as of December 31, 2010 was approximately $10,907,000.

Pursuant to the terms of a letter dated August 20, 1999, the FHLB has made available to us a line of credit for short-term and long-term purposes that totaled $56,428,000 as of December 31, 2010. Net of amounts outstanding currently, approximately $44,928,000 remains available, subject to collateralization requirements. We may use different forms of collateral (certain eligible loans, certain unpledged investment securities, etc.) for each advance and the amounts of collateral required to secure borrowings vary depending upon the type of collateral utilized.

We have been granted access to the FRB's Discount Window which would allow us to borrow approximately $126,029,000 from it subject to our delivering collateral of sufficient market value to them.

NOTE I – SHAREHOLDERS' EQUITY

Restrictions on Subsidiary Dividends, Loans or Advances - South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the Bank's dividends to the Company which exceed in amount the Bank's current year-to-date earnings ($1,236,477 at December 31, 2010) are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the Company are generally limited to 10% of the Bank's capital stock and surplus on a secured basis. The terms of the Company's outstanding preferred stock also restrict the Company's ability to pay cash dividends to holders of the common stock. See "Preferred Stock" below.

Stock Dividends – 5% stock dividends were declared for stockholders of record on each of December 16, 2010, December 15, 2009 and December 20, 2008. All per share information has been retroactively adjusted to give effect to the stock dividends.

Accumulated Other Comprehensive Income (Loss) - As of December 31, 2010 and 2009, accumulated other comprehensive income (loss) included as a component of shareholders' equity in the accompanying consolidated balance sheets consisted of accumulated changes in the unrealized holding gains and (losses) on available-for-sale securities, net of income tax effects, amounting to $110,522 and $587,605, respectively.

Preferred Stock – On January 27, 2009, the Company's shareholders approved revisions to its articles of incorporation authorizing the issuance of up to 10,000,000 shares of preferred stock in one or more series with the preferences, limitations and relative rights of each series to be determined by the Company's Board of Directors before any such series is issued. The Company sought this authorization originally in anticipation of accepting funds from the Troubled Assets Relief Program. The Company applied for such funds, but, after receiving preliminary approval, ultimately withdrew its application and declined such funds due to continuing uncertainties, including restrictions on use of the funds and reporting requirements, among others. Subsequently, the Company offered to its directors up to 5,000 shares of Series A preferred stock, of which 3,150 shares were issued in exchange for proceeds of $3,126,215, net of issuance costs of $23,785. The preferred shares, which were issued on December 31, 2009, have a liquidation preference of $1,000 each. Dividends on these non-voting preferred shares accumulate at 5% per annum and, under the terms of the preferred stock, no cash dividends may be declared or become payable on common shares unless all of the accumulated preferred dividends have been paid.

Earnings per Common Share - Net income per common share and net income per common share, assuming dilution, were computed as follows:

	Years Ended December 31,		
	2010	2009	2008
Net income per common share, basic			
Numerator - net income available to common shareholders	$ 935,710	$ 1,100,714	$ 1,342,498
Denominator			
Weighted average common shares issued and outstanding	3,972,761	3,972,864	3,906,277
Net income per common share, basic	$ .24	$ .28	$ .34
Net income per common share, assuming dilution			
Numerator - net income available to common shareholders	$ 935,710	$ 1,100,714	$ 1,342,498
Denominator			
Weighted average common shares issued and outstanding	3,972,761	3,972,864	3,906,277
Effect of dilutive stock options	-	-	167,028
Total shares	3,972,761	3,972,864	4,073,305
Net income per common share, assuming dilution	$ .24	$ .28	$ .33

For the years ended December 31, 2010, 2009 and 2008, respectively, the number of anti-dilutive stock options excluded from the calculation of net income per common share, assuming dilution were 309,089, 382,212 and 102,038. If the market price of the Company's common stock increases sufficiently, such shares may be included in future calculations of earnings per common share, assuming dilution.

Regulatory Capital - All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2010 and 2009, that the Company and the Bank exceeded all capital adequacy minimum requirements.

As of December 31, 2010, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized as defined in the Federal Deposit Insurance Act, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Federal regulators may also categorize the Bank as less than well capitalized based on subjective criteria, and require higher minimum capital ratios. There are no conditions or events since that notification that management believes have changed the Bank's category. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2010						
The Company						
Total Capital to risk weighted assets	$ 48,603	15.7%	$ 24,753	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 44,712	14.5%	$ 12,377	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 44,712	8.8%	$ 20,235	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 43,340	14.2%	$ 24,445	8.0%	$ 30,556	10.0%
Tier 1 Capital to risk weighted assets	$ 39,497	12.9%	$ 12,222	4.0%	$ 18,334	6.0%
Tier 1 Capital to average assets (leverage)	$ 39,497	7.9%	$ 20,083	4.0%	$ 25,104	5.0%
December 31, 2009						
The Company						
Total Capital to risk weighted assets	$ 48,127	15.5%	$ 24,769	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 44,230	14.3%	$ 12,385	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 44,230	9.3%	$ 18,991	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 42,709	14.0%	$ 24,461	8.0%	$ 30,577	10.0%
Tier 1 Capital to risk weighted assets	$ 38,859	12.7%	$ 12,231	4.0%	$ 18,346	6.0%
Tier 1 Capital to average assets (leverage)	$ 38,859	8.2%	$ 18,985	4.0%	$ 23,732	5.0%

Stock Options - In 1998, the Company's shareholders approved the 1998 Stock Option Plan under which an aggregate of 825,927 shares (adjusted for subsequent stock dividends and a stock split) of the Company's authorized but unissued common stock was reserved for possible issuance pursuant to the exercise of stock options. Generally, options could be granted to directors, officers and employees under terms and conditions, including expiration date, exercise price, and vesting as determined by the Board of Directors. Although some options granted under the 1998 Plan can still be exercised, no further options may be granted. For all stock options granted under the 1998 Plan, the exercise price was the fair market value of the Company's common stock on the date the option was granted as determined by the Board of Directors. Options terminate according to the conditions of the grant, not to exceed 10 years from the date of grant. The expiration of the options accelerates upon the optionee's termination of employment with the Company or death, and vesting of options accelerates upon a change in control of the Company, in accordance with the provisions of the 1998 Plan.

Transactions under the 1998 plan during 2010 are summarized as follows:

	Year Ended December 31, 2010			
	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
		(Dollars in thousands, except per share)		
Outstanding at beginning of year	382,139	$ 11.25		
Granted	-	-		
Exercised	(1,830)	9.21		
Forfeited or expired	(71,220)	10.37		
Outstanding at end of year	309,089	$ 11.82	2.75	$ -
Options outstanding and expected to vest	309,089	$ 11.47	2.75	$ -
Options exercisable at year-end	309,089	$ 11.47	2.75	$ -

Numbers of shares and exercise prices have been adjusted in the table above for a 5% stock dividend effective December 15, 2010.

The aggregate intrinsic value of a stock option in the table above represents the pre-tax intrinsic value (the amount, if any, by which the current fair value of the underlying stock exceeds the amount required to exercise the options) that would have been received by the option holder had all option holders exercised their options on December 31, 2010. At that date, the exercise prices of all of the Company's outstanding options exceeded the fair value of the Company's stock.

NOTE J – OTHER EXPENSES

Other expenses are summarized below:

	Years Ended December 31,		
	2010	2009	2008
Salaries and employee benefits	$ 4,890,784	$ 4,931,004	$ 4,537,173
Net occupancy expense	548,488	511,944	514,488
Furniture and equipment expense	368,599	392,392	429,850
FDIC insurance expense	1,098,669	711,033	188,000
Debit card transaction expense	460,057	409,740	373,382
Other expense			
Stationery, printing and postage	334,287	314,351	328,126
Telephone	187,746	188,867	176,972
Advertising and promotion	156,067	155,337	129,327
Professional services	615,797	389,760	290,528
Insurance	58,611	48,056	57,384
Directors' compensation	177,716	133,401	115,400
Foreclosed assets costs and expenses, net	306,807	131,613	8,306
Data processing expenses	402,781	436,364	357,561
Other	503,898	494,815	560,873
Total	$ 10,110,307	$ 9,248,677	$ 8,067,370

NOTE K – INCOME TAXES

Income tax expense consisted of:

	Years Ended December 31,		
	2010	2009	2008
Current			
Federal	$ 320,479	$ 233,481	$ 1,146,790
State	55,641	54,625	62,568
Total current	376,120	288,106	1,209,358
Deferred			
Federal	(274,286)	(206,887)	(956,973)
Total income tax expense	$ 101,834	$ 81,219	$ 252,385

The principal components of the deferred portion of income tax expense or (credit) were:

	Years Ended December 31,		
	2010	2009	2008
Provision for loan losses	$ 55,328	$ 21,363	$ (892,982)
Accelerated depreciation	(17,588)	9,783	87,063
Deferred net loan costs and fees	11,797	38,019	(7,710)
Deferred compensation expense	(179,315)	(160,544)	(143,344)
Writedowns of foreclosed assets	(101,003)	-	-
Excess charitable contributions carryforward	4,415	(4,415)	-
Nonaccrual loan interest	(7,589)	-	-
Alternative minimum tax credit carryforward	(40,331)	(111,093)	-
Total	$ (274,286)	$ (206,887)	$ (956,973)

Income before income taxes presented in the consolidated statements of income for the years ended December 31, 2010, 2009 and 2008 included no foreign component. A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Years Ended December 31,		
	2010	2009	2008
Tax expense at statutory rate	$ 413,009	$ 401,857	$ 542,260
State income tax, net of federal income tax benefit	36,723	36,053	41,295
Tax-exempt interest income	(258,267)	(274,727)	(282,276)
Non-deductible interest expense to carry tax-exempt instruments	21,313	30,394	41,195
Non-taxable increase in value of life insurance contracts	(128,163)	(125,380)	(127,504)
Other, net	17,219	13,022	37,415
Total	$ 101,834	$ 81,219	$ 252,385

Deferred tax assets and liabilities included in the consolidated balance sheet consisted of the following:

	December 31,	
	2010	2009
Deferred tax assets		
Allowance for loan losses	$ 1,518,913	$ 1,574,241
Deferred net loan fees	84,108	95,905
Nonaccrual loan interest	7,589	-
Writedowns of foreclosed assets	101,003	-
Non-qualified stock options	96,088	96,088
Deferred compensation	610,807	431,492
Excess charitable contributions carryforward	-	4,415
Alternative minimum tax credit carryforward	151,424	111,093
Gross deferred tax assets	2,569,932	2,313,234
Valuation allowance	-	-
Total	2,569,932	2,313,234
Deferred tax liabilities		
Accelerated depreciation	274,669	292,257
Unrealized net holding gains on available-for-sale securities	61,899	329,095
Gross deferred tax liabilities	336,568	621,352
Net deferred income tax assets	$ 2,233,364	$ 1,691,882

The portion of the change in net deferred tax assets or liabilities which is related to unrealized holding gains and losses on available-for-sale securities is charged or credited directly to other comprehensive income or loss. The balance of the change in net deferred tax assets is charged or credited to income tax expense. In 2010, 2009 and 2008, $(267,196), $(145,963) and $138,272, respectively, was (charged) or credited to other comprehensive income. In 2010, 2009 and 2008, $274,286, $206,887 and $956,973, respectively, was credited to income tax expense.

Management believes that we will fully realize the deferred tax assets as of December 31, 2010 and 2009 based on $1,635,000 of refundable income taxes available from carryback years and estimates of future taxable income over the next three years.

As of December 31, 2010 and 2009, no tax benefits were disallowed under ASC 740-10-25-5 through 17 (formerly the provisions of FASB Interpretation 48 "Accounting for Uncertainty in Income Taxes"). A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax benefits that do meet the "more likely than not" criterion, no tax benefit is recorded.

We are subject to US federal income tax as well as income tax of the State of South Carolina. With few exceptions, we are no longer subject to examination by these taxing authorities for years before 2007 for federal and state income tax.

Interest and penalties related to income tax matters are recognized as interest expense and other noninterest expense, respectively.

NOTE L – RETIREMENT PLAN

The Company sponsors the Community First Bank 401(k) Plan (the "401(k) Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the 401(k) Plan with no minimum age requirement after completing twelve months of service in which they are credited with at least 501 hours of service. Employees are allowed to defer and contribute up to 15% of their salary each year. We match $.50 for each dollar deferred up to 10% of total salary. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after five years of service. The employer contributions to the plan for 2010, 2009 and 2008 totaled $66,450, $69,572 and $73,039 respectively.

In 2007, the Company's Board of Directors approved certain supplemental benefits for the Chief Executive Officer. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, life insurance contracts owned by the Bank provide informal, indirect funding for those benefits. We recorded deferred compensation expense related to these benefits of $543,050, $486,197 and $434,116 in 2010, 2009 and 2008, respectively.

NOTE M – COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit - In the normal course of business, the Bank is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2010	2009
Loan commitments	$ 26,833,578	$ 28,527,000
Standby letters of credit	868,735	872,735

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

Litigation - The Company and the Bank were involved as defendants in litigation at December 31, 2010 in which a party being sued by the Bank for foreclosure and deficiency on a loan has filed a countersuit alleging lender liability. Management believes that no material losses will result from this countersuit. Management is not aware of any other pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

New Office - Land intended to be used for the Bank's future expansion is owned near Powdersville, SC. We have not established either a budget or a schedule for the construction of that proposed office.

Other - The Company and the Bank are not involved in other off-balance-sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

NOTE N – DISCLOSURES ABOUT FAIR VALUES

We do not value any assets or liabilities at fair value under the fair value option provisions of the ASC.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants at the measurement date. A three-level hierarchy is used for fair value measurements based upon the transparency of inputs to the valuation. No consideration of large position discounts for instruments quoted in active markets is allowed. However, entities are required to consider their own creditworthiness when valuing their liabilities. For disclosure purposes, fair values for assets and liabilities are shown in the level of the hierarchy that correlates with the least observable level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described as follows:

Level 1 inputs reflect quoted prices in active markets for identical assets or liabilities.

Level 2 inputs reflect observable inputs that may consist of quoted market prices for similar assets or liabilities, quoted prices that are not in an active market, or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities being valued.

Level 3 inputs reflect the use of pricing models and/or discounted cash flow methodologies using other than contractual interest rates or methodologies that incorporate a significant amount of management judgment, use of the entity's own data, or other forms of unobservable data.

The following is a summary of the measurement attributes applicable to financial assets and liabilities that are measured at fair value on a recurring basis:

		Fair Value Measurement at Reporting Date Using		
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale		$ -	$ 169,368,635	$ -
	December 31, 2009			
Securities available-for-sale		$ -	$ 141,710,113	$ -

Pricing for securities available-for-sale is obtained from an independent third-party that uses a process that may incorporate current prices, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, other reference items and industry and economic events that a market participant would be expected to use as inputs in valuing the securities. Not all of the inputs listed apply to each individual security at each measurement date. The independent third party assigns specific securities into an "asset class" for the purpose of assigning the applicable level of the fair value hierarchy used to value the securities. Securities available-for-sale are measured at fair value with unrealized gains and losses, net of income taxes, recorded in other comprehensive income.

The following is a description of the valuation methodologies used for assets measured at fair value on a nonrecurring basis in the Consolidated Balance Sheets, including the general classification of such instruments pursuant to the valuation hierarchy.

		Fair Value Measurement at Reporting Date Using			
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Collateral dependent impaired loans		$ -	$ 20,311,928	$ -	$ -
Land held for sale		-	138,551	-	-
Foreclosed assets		-	11,394,924	-	-
	December 31, 2009				
Collateral dependent impaired loans		$ -	$ 11,219,306	$ -	$ -
Land held for sale		-	138,551	-	-
Foreclosed assets		-	6,077,475	-	-

Fair values of collateral dependent impaired loans are estimated based on recent appraisals of the underlying properties or other information derived from market sources. Land held for sale is valued currently at its cost, which is less than its value as estimated by management. Management based its estimate of value on its knowledge of property values in the immediate vicinity of the property held. The fair value of foreclosed assets is estimated based on recent appraisals or other information obtained from market sources. Management reviews all fair value estimates periodically or whenever new information indicates that there may have been a significant change in the fair value of a property.

The ASC requires disclosure of the estimated fair value of certain on-balance sheet and off-balance sheet financial instruments and the methods and assumptions used to estimate their fair values. A financial instrument is defined as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms. Financial instruments within the ASC's scope that are not carried at fair value on the Consolidated Balance Sheets are discussed below. Accordingly, these fair value disclosures provide only a partial estimate of the Company's fair value.

For cash and due from banks, interest bearing deposits due from banks and federal funds sold, the carrying amount approximates fair value because these instruments generally mature in 90 days or less. The carrying amounts of accrued interest receivable or payable approximate fair values.

The fair value of held-to-maturity mortgage-backed securities issued by Government sponsored enterprises is estimated based on dealers' quotes for the same or similar securities.

The fair value of FHLB stock is estimated at its cost. The FHLB historically has redeemed its outstanding stock at that value.

Fair values are estimated for loans using discounted cash flow analyses, using interest rates currently offered for loans with similar terms and credit quality. We do not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk.

The fair value of deposits with no stated maturity (noninterest bearing demand, interest bearing transaction accounts and savings) is estimated as the amount payable on demand, or carrying amount, as required by the ASC. The fair value of time deposits is estimated using a discounted cash flow calculation that applies rates currently offered to aggregate expected maturities.

The fair values of short-term borrowings, if any, approximate their carrying amounts.

The fair values of fixed rate long-term debt instruments are estimated using discounted cash flow analyses, based on the borrowing rates currently in effect for similar borrowings. The fair values of variable rate long-term debt instruments are estimated at the carrying amount.

The estimated fair values of off-balance-sheet financial instruments such as loan commitments and standby letters of credit are generally based upon fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The vast majority of the banking subsidiary's loan commitments do not involve the charging of a fee, and fees associated with outstanding standby letters of credit are not material. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Therefore, the estimated fair values of these off-balance-sheet financial instruments are nominal.

The following is a summary of the carrying amounts and estimated fair values of the Company's financial assets and liabilities:

	December 31,			
	2010		2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and due from banks	$ 1,711,068	$ 1,711,068	$ 1,462,535	$ 1,462,535
Interest bearing deposits due from banks	39,170,864	39,170,864	46,020,551	46,020,551
Securities available-for-sale	169,368,635	169,368,635	141,710,113	141,710,113
Securities held-to-maturity	6,388,693	6,816,698	9,023,999	9,476,399
Federal Home Loan Bank stock	1,362,800	1,362,800	1,306,500	1,306,500
Loans, net	251,078,508	252,385,000	261,196,297	262,308,000
Accrued interest receivable	2,491,378	2,491,378	2,424,113	2,424,113
Financial liabilities				
Deposits	445,310,008	446,763,000	436,647,731	436,444,000
Accrued interest payable	1,698,204	1,698,204	2,043,563	2,043,563
Short-term borrowings	5,000,000	5,000,000	-	-
Long-term debt	6,500,000	6,528,000	8,000,000	8,005,000

The following is a summary of the notional or contractual amounts and estimated fair values of our off-balance sheet financial instruments:

	December 31,			
	2010		2009	
	Notional/ Contract Amount	Estimated Fair Value	Notional/ Contract Amount	Estimated Fair Value
Off-balance sheet commitments				
Loan commitments	$26,833,578	$ -	$ 28,527,000	$ -
Standby letters of credit	868,735	-	872,735	-

NOTE O – ACCOUNTING CHANGES

In July 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-20 "Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"). The objective of ASU 2010-20 is to improve the transparency about an entity's allowance for credit losses and the credit quality of its financing receivables to assist financial statement users in assessing the entity's credit risk exposures and the adequacy of its allowance for credit losses. ASU 2010-20 contains certain provisions that are currently effective for disclosure of certain period end information and other provisions that are effective for periods beginning after December 15, 2010 that require disclosure of activity that occurs during a reporting period. Accordingly, these financial statements incorporate those disclosures that are currently effective and the activity disclosures will first be made in our financial statements for the period ending March 31, 2011.

The disclosures that are not yet effective will provide a roll-forward of the activity in the allowance for credit losses disaggregated by loan portfolio segment.

NOTE P – SUBSEQUENT EVENTS

We evaluated events subsequent to the balance sheet date through the date that the financial statements were issued.

Subsequent events may provide additional evidence about conditions that existed at the balance sheet date, including estimates inherent in the process of preparing financial statements (recognized subsequent events), or may provide evidence about conditions that did not exist at the balance sheet date but arose after the balance sheet date but before the financial statements were issued (nonrecognized subsequent events). The effects of recognized subsequent events, if any, have been included in the financial statements. If the effects of nonrecognized subsequent events, if any, were of a nature that they must be disclosed to keep the financial statements from being misleading, we would disclose both the nature of the event and an estimate of its financial effect or would state that an estimate of the financial effect cannot be made. As of December 31, 2010, there were no nonrecognized subsequent events that required disclosure.

NOTE Q – COMMUNITY FIRST BANCORPORATION (PARENT COMPANY ONLY)

	December 31,	
	2010	2009
Condensed Balance Sheets		
Assets		
Cash	$ 766,351	$ 1,024,131
Investment in banking subsidiary	40,206,729	39,447,333
Investment in nonbanking subsidiary	4,140,850	4,150,000
Land held for sale	138,551	138,551
Other assets	58,948	58,296
Total assets	$ 45,311,429	$ 44,818,311
Liabilities	$ -	$ -
Shareholders' equity	45,311,429	44,818,311
Total liabilities and shareholders' equity	$ 45,311,429	$ 44,818,311

	Years Ended December 31,		
	2010	2009	2008
Condensed Statements of Income			
Income			
Interest income	$ 11,147	$ 13,690	$ 27,590
Total income	11,147	13,690	27,590
Expenses			
Interest expense	-	47,119	-
Other expenses	184,524	138,030	100,163
Total expenses	184,524	185,149	100,163
Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	(173,377)	(171,459)	(72,573)
Income tax expense (credit)	(58,948)	(58,296)	(24,675)
Equity in undistributed earnings of banking subsidiary	1,236,477	1,213,877	1,390,396
Equity in undistributed earnings (loss) of nonbanking subsidiary	(9,150)	-	-
Net income	$ 1,112,898	$ 1,100,714	$ 1,342,498

	Years Ended December 31,		
	2010	2009	2008
Condensed Statements of Cash Flows			
Operating activities			
Net income	$ 1,112,898	$ 1,100,714	$ 1,342,498
Adjustments to reconcile net income to net cash used by operating activities			
Equity in undistributed earnings of banking subsidiary	(1,236,477)	(1,213,877)	(1,390,396)
Equity in undistributed loss of nonbanking subsidiary	9,150	-	-
Increase in other assets	(652)	(33,621)	(16,743)
Other	(2)	-	2
Net cash used by operating activities	(115,083)	(146,784)	(64,639)
Investing activities			
Investment in nonbanking subsidiary	-	(4,150,000)	-
Purchase of land held for sale	-	-	(138,551)
Net cash used by investing activities	-	(4,150,000)	(138,551)
Financing activities			
Exercise of employee stock options	16,873	486,232	364,535
Net proceeds from issuing preferred stock (costs of $23,785)	-	3,126,215	-
Common stock repurchased and cancelled	-	(79,985)	-
Payment of dividends on preferred stock	(157,500)	-	-
Payment of cash in lieu of fractional shares for common stock dividend	(2,070)	(6,515)	-
Net cash (used) provided by financing activities	(142,697)	3,525,947	364,535
(Decrease) increase in cash and cash equivalents	(257,780)	(770,837)	161,345
Cash and cash equivalents, beginning	1,024,131	1,794,968	1,633,623
Cash and cash equivalents, ending	$ 766,351	$ 1,024,131	$ 1,794,968

Board of Directors, Community First Bancorporation and Community First Bank

Dr. Larry S. Bowman .... Orthopedic Surgeon,
Vice Chairman — Blue Ridge Orthopedic Association, P.A.

William M. Brown .... Retired 2010; formerly President and Chief Executive Officer,
Secretary — Lindsay Oil Company, Inc.

Robert H. Edwards .... President, Edwards Auto Sales, Inc.

Blake L. Griffith .... President, Griffith Properties, LLC

John R. Hamrick .... President, Lake Keowee Real Estate, Inc., and President, John Hamrick Real Estate

James E. McCoy .... Retired 2009; formerly Plant Manager, Walhalla, Timken Company (Manufacturing)
Chairman

Frederick D. Shepherd, Jr. .... President, Chief Executive Officer, Chief Financial Officer, and Treasurer, Community First Bancorporation and Community First Bank

Gary V. Thrift .... President, Thrift Development Corporation (General Contractor) and Vice President, Thrift Group, Inc. (Building Supplies)

James E. Turner .... Chairman of the Board, Turner's Jewelers, Inc.

Charles L. Winchester .... President, Winchester Lumber Company, Inc.

Officers, Community First Bancorporation

Frederick D. Shepherd, Jr. .... President, Chief Executive Officer, Chief Financial Officer, and Treasurer

William M. Brown .... Secretary

Anderson Area Advisory Board, Community First Bank

Greg L. Cole .... Owner, Upstate Electric Motor Service Company

John M. Geer, Jr. .... Retired, formerly District Manager, Duke Power Company

S. Lance Gray .... Vice President, Gray Mortuary, Inc.

T. Gary McAlister .... Builder, Gary McAlister, LLC

James R. "Jimmy" Rogers .... Owner, Rogers Outdoor Equipment, Inc.

Dr. William K. Stringer .... Veterinarian, Stringer Animal Hospital

Officers and Employees, Community First Bank

Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer
Chase M. Christopher	Senior Vice President
John F. Day	Senior Vice President
Larry A. Dellinger	Senior Vice President
Jeffery A. Griffith	Senior Vice President
Benjamin L. Hiott	Senior Vice President
Faye K. Meares	Senior Vice President
David L. Peters	Senior Vice President
Roy W. Phillips, Jr.	Senior Vice President
Robert R. Shaw	Senior Vice President
Cindy H. Swafford	Senior Vice President
James A. Atkinson	Vice President/Compliance Officer
Terry W. Day	Vice President/Branch Manager
Sheila L. Galloway	Vice President/Branch Manager
Sandra D. Gravely	Vice President/Loan Operations Officer
Michael L. Morris	Vice President/Business Development - Commercial Loan Officer
Carol G. Wilson	Vice President/Operations Officer
Pamela E. Boggs	Assistant Vice President/Branch Manager
Scot S. Frith	Assistant Vice President/Branch Manager
Lori T. Kelley	Assistant Vice President/Branch Manager
Vivian M. Clark	Assistant Cashier – Operations Supervisor
Matthew G. Evans	Finance/Accounting Officer
Rhonda P. Fowler	Assistant Cashier – Credit Card Operations Manager
Marlene M. Martin	Mortgage Loan Officer
Raymond S. Witt	Loan Collections
Lisa G. Arnold	Loan Specialist
Lillian E. Barrios-Visintainer	Customer Service Representative
Kayla M. Boatman	Operations Specialist
Ashlee H. Burrell	Senior Customer Specialist
Tracy E. Burrell	Loan Specialist
C. Donna Cabaniss	Customer Service Representative
Shirley C. Cagle	Customer Specialist
Melisa N. Cappelen	Accounting Specialist
Lori Chapman	Customer Specialist
Stephanie A. Clardy	Customer Specialist
O. Nicole Cothran	Operations Specialist
Carol P. Dyar	Senior Customer Specialist
Carolyn E. Edwards	Customer Specialist
Lisa F. Ellsworth	Operations Specialist
Amanda D. Floyd	Customer Specialist
Carol J. Gibson	Customer Specialist
Carol A. Greer	Loan Specialist
Sherry H. Harris	Senior Customer Specialist
Sherra W. Harrison	Customer Service Representative
Jessica J. Heath	Customer Specialist
Jane Anne Heindel	Senior Customer Specialist
Marie V. Hendrix	Customer Service Representative
Debra L Holbrooks	Customer Specialist
Theresa L. Jefferson	Customer Specialist
Shannan D. Jenkins	Customer Service Representative
Tabitha E. Jordan	Customer Specialist
Renee J. Kelley	Customer Service Assistant
Sandra T. King	Customer Specialist
Catherine A. Lee	Customer Specialist
Jennifer N. Lee	Customer Specialist
Tommy R. Lusk	Loan Specialist
Dorothy E. Martin	Customer Specialist

Officers and Employees, Community First Bank (continued)

Tracey V. McSwain........Operations Specialist
Judy A. Miller........Customer Specialist
Paula E. Millwood........Loan Processor/Loan Department
Crystal L. Mull........Customer Service Representative
Casey K. Neal........Customer Specialist
Sylvia T. Nichols........Operations Specialist
Jera J. Oliver........Customer Specialist
Kathleen A. Omick........Senior Customer Service Representative
Carrie A. Prather........Customer Specialist
Linda D. Quarles........Customer Specialist
Janice L. Ragonese........Executive Administrative Assistant/Receptionist
Serena D. Reid........Customer Service Representative
Kim L. Rhodes........Senior Customer Specialist
Martha A. Rholetter........Customer Specialist
Louise M. Robinson........Customer Service Representative
Mary Lee Robinson........Customer Specialist
Kathy M. Rowland........Proof Supervisor
Brittney A. Shirley........Customer Specialist
Crystal M. Skelton........Customer Specialist
Hattie M. Smith........Customer Specialist
Kathy B. Smith........Loan Specialist
Tonya M. Stamey........Customer Specialist
Beth K. Stroud........Customer Specialist
Patricia A. Vinson........Customer Specialist
Brandi M. Wald........Operations Specialist
Amanda W. Watkins........Customer Specialist
Susan M. Williams........Customer Specialist
Lisa L. Willis........Customer Specialist
Annette S. Wilson........Central Document Preparation for Consumer Real Estate
Joyce C. Winkler........Customer Service Representative
Vilmarie Wright........Senior Customer Specialist

Stock Transfer Agent

Transfer Online, Inc.
317 SW Alder Street, 2nd Floor
Portland, Oregon 97204
(503) 227-2950
info@transferOnline.com
www.transferOnline.com

Primary Market Maker

Morgan Keegan & Company, Inc.
Stock Symbol – CFOK.OB

Community First Bank Website: www.c1stbank.com

This Annual Report serves as the **ANNUAL FINANCIAL DISCLOSURE STATEMENT** furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. **THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION**. Community First Bancorporation will furnish free of charge a copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission upon written request to Frederick D. Shepherd, Jr., President, Community First Bancorporation, Post Office Box 1097, Walhalla, South Carolina 29691. The Form 10-K is also available on the Securities and Exchange Commission's website at www.sec.gov


COMMUNITY FIRST
BANCORPORATION

ANNUAL REPORT
2010

Community First Bank Locations

Walhalla Office
3685 Blue Ridge Boulevard
Walhalla, South Carolina 29691
(864) 638-2105

Seneca Office
1600 Sandifer Boulevard
Seneca, South Carolina 29678
(864) 882-2575

Anderson Office
4002 Clemson Boulevard
Anderson, South Carolina 29621
(864) 222-2440

Williamston Office
208 East Main Street
Williamston, SC 29697
(864) 847-5109

Westminster Office
1101 East Main Street
Westminster, South Carolina 29693
(864) 647-9554

Seneca Bypass Office
449 Highway 123 Bypass
Seneca, SC 29678
(864) 886-0206

Highway 81 Anderson Office
2007 East Greenville Street
Anderson, South Carolina 29621
(864) 224-0178


COMMUNITY FIRST
BANCORPORATION

1600 Sandifer Blvd.
Seneca, SC 29678
(864) 882-2575

3685 Blue Ridge Blvd.
Walhalla, SC 29691
(864) 638-2105

1101 East Main Street
Westminster, SC 29693
(864) 647-9554

449 Hwy 123 Bypass
Seneca, SC 29678
(864) 886-0206

2007 E Greenville St.
Anderson, SC 29621
(864) 224-0178

4002 Clemson Blvd.
Anderson, SC 29621
(864) 222-2440

208 East Main Street
Williamston, SC 29697
(864) 847-5109